UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number 000-50859

TOP TANKERS INC.
(Translation of registrant’s name into English)

1, Vassilissis Sofias Meg. Alexandrou Str. 151 24 Maroussi Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]  No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K as Exhibit 1 is the Management’s Discussion and Analysis of Financial Position and Performance Operating and Financial Review and Prospects of TOP Tankers (the “Company”) for the Three Months Ended March 31, 2007.

We have entered into a sales agreement with Deutsche Bank Securities Inc. as sales agent pursuant to which we may, from time to time, sell shares in at the market and negotiated transactions with a total market price of up to $30,000,000. The commissions will be between 2.75% and 4.0%. The sales agreement is attached to this report as Exhibit 2.

This Form 6-K is hereby incorporated by reference to the Company’s registration statement on Form F-3 filed on August 1, 2005 (Registration No. 333-127086).

Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND PERFORMANCE OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our financial condition and results of operations for the quarters ended March 31, 2007 and 2006. You should read this section together with the condensed financial information for the periods mentioned below.

We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil.  As of March 31, 2007, our fleet size was 24 vessels, or 2.5 million dwt (including 18 vessels sold and leased back for a period of 5 to 7 years) as compared to 27 vessels, or 2.6 million dwt on March 31, 2006.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a specified daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions on gross charter rates. We are also responsible for the vessel's intermediate and special survey costs.

Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our charter rate criteria.

Operating Results

For discussion and analysis purposes only, we evaluate performance using time charter equivalent, or TCE1, revenues. TCE revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting voyage revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and presents a more accurate representation of the revenues generated by our vessels.

                We calculate daily TCE rates by dividing TCE revenues by voyage days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each tanker for the period.

1 Consistent with general practice in the tanker shipping industry, time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as third party charter commissions.

The following table reflects calculation of the TCE (all amounts are expressed in thousands of U.S. dollars, except for Average Daily Time Charter Equivalent amounts and Total Voyage Days):

	Three months ended March 31, 2006	Three months ended March 31, 2007
Dollars in thousands
Voyage revenues	$101,746	$73,988
Less Voyage expenses	(16,234)	(14,942)

Time charter equivalent revenue	$85,512	$59,046
Total voyage days	2,348	1,995
Average Daily Time Charter Equivalent	$36,419	$29,597

We depreciate our tankers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a dry-docking, as deferred charges, and amortize these costs on a straight-line basis over the period when the next dry-docking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next dry dockings.

In March 2006, we sold the M/T Faithful, M/T Spotless, M/T Vanguard, M/T Doubtless, M/T Flawless, M/T Timeless, M/T Priceless and M/T Stopless and entered into bareboat charter agreements to leaseback the vessels, for a period of five years.

The charter back agreements are accounted for as operating leases and the gains on each sale were deferred and are being amortized to income over the lease periods; lease payments relating to the bareboat charters of the vessels are separately reflected in the consolidated statements of income. According to the terms of the 2006 sale and leaseback transactions, 10% of the gross aggregate sales price, $55.0 million, has been withheld by the purchaser and will be paid to us not later than three months after the end of bareboat charter period or upon the resale of the vessels by the purchaser, if earlier. Consequently, we recognized this receivable from the purchaser at a discounted amount upon the sale of the vessels, classified as a non-current asset, and will accrete the balance of the receivable to the full $55.0 million, through deferred gain on sale and leaseback of vessels over the period of the bareboat charter or upon the resale of the vessels by the purchaser, if earlier. The purpose of the hold-back is to serve as security for the due and punctual performance and observance of all the terms and conditions from our behalf under the agreements.

The purpose of the sale and leaseback transactions that were completed in 2006 was to take advantage of the high asset price environment prevailing in the market at the time while maintaining commercial and operational control of the vessels for a period of five to seven years. The majority of the net proceeds of the transaction, after debt repayment, were distributed as a special dividend to the Company’s shareholders.

Adjusted EBITDA2, decreased by $44.8 million, or 80.6%, to $10.8 million for the first quarter of 2007 compared to $55.6 million for the first quarter of 2006. This decrease is due to the decrease of voyage revenues to $74 million in 2007 from $101.7 million in 2006 and an increase in charter hire expense to $29.5 million in 2007 from $7.6 million in 2006, as a result of the 13 sale and leaseback transactions concluded in 2006. Adjusted EBITDA reconciliation is presented in Appendix A.

Fleet Employment Profile

As of March 31, 2007, the Company’s fleet size was 24 vessels, or 2.5 million dwt (including 18 vessels sold and leased back for a period of 5 to 7 years) as compared to 27 vessels, or 2.6 million dwt on March 31, 2006.

2Adjusted EBITDA represents earnings before interest and finance costs, interest income, taxes, depreciation and amortization. Interest and finance costs, net includes interest expense, interest income, amortization of deferred financing fees, other financial costs, gain or loss from termination of swaps and swap fair value changes. Adjusted EBITDA is included in this report because we believe it provides investors with an understanding of operating performance over comparative periods. Adjusted EBITDA should not be considered as a substitute for operating income or net income (all as determined in accordance with generally accepted accounting principles) for the purpose of analyzing our operating performance, as Adjusted EBITDA is not defined by generally accepted accounting principles. We presented Adjusted EBITDA, however, because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance.

In April 2007, the Company sold the Suezmax tanker M/T Errorless for $52.5 million, resulting in a book gain of $2.0 million, which will be recognized in the second quarter of 2007. The vessel was delivered to its new owners on April 30, 2007.

The following key indicators serve to highlight changes in the financial performance of the Company’s fleet during the first quarters ended March 31, 2006 and 2007:

	Suezmax Fleet
	Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change
Total available ship days	1,170	1,170	0.0%
Total operating days	1,112	1,084	-2.5%
Utilization	95.0%	92.6%	-2.5%
TCE per ship per day under spot voyage charter	$61,802	$38,565	-37.6%
TCE per ship per day under time charter	$39,108	$35,123	-10.2%
Average TCE	$52,741	$37,428	-29.0%
Other vessel operating expenses per ship per day	$7,634	$8,231 *	7.8%

	Handymax Fleet
	Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change
Total available ship days	1,260	990	-21.4%
Total operating days	1,236	911	-26.3%
Utilization	98.1%	92.0%	-6.2%
TCE per ship per day under spot voyage charter	-	-	-
TCE per ship per day under time charter	$21,735	$20,279	-6.7%
Average TCE	$21,735	$20,279	-6.7%
Other vessel operating expenses per ship per day	$5,397	$6,576	21.9%

	Total Fleet
	Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change
Total available ship days	2,430	2,160	-11.1%
Total operating days	2,348	1,995	-15.0%
Utilization	96.6%	92.4%	-4.4%
TCE per ship per day under spot voyage charter	$61,802	$38,565	-37.6%
TCE per ship per day under time charter	$26,326	$24,467	-7.1%
Average TCE	$36,419	$29,597	-18.7%
Other vessel operating expenses per ship per day	$6,474	$7,473 *	15.4%
General and administrative expenses per ship per day**	$3,024	$2,406	-20.4%

* The daily Other vessel operating expenses for the Suezmax Fleet and Total Fleet include approximately $332 and $180, respectively for the ballast tank cleaning process of the M/T Faultless, that are not expected to be covered by the insurance underwriters.

** The daily General and Administrative expenses include approximately $1,630 and $218 for the first quarter of 2006 and 2007, respectively, of non-cash restricted stock expense, general compensation provision, specific legal and auditing fees and depreciation for other fixed assets.

Fleet Deployment:

During the first quarter of 2007, the Company had approximately 64% of the fleet’s operating days on long-term employment contracts. Fifteen of the Company’s 24 tankers were on time charter contracts with an average term of over three years with all but three of the time charters including profit sharing agreements.

On May 16, 2007, the Company announced a new time charter contract with a major South American oil company for its Suezmax M/T Flawless. The vessel is expected to earn approximately $44,500 per day, on a TCE basis, for one year and charterers have the option to extend the contract for an additional one year.

The Company has secured approximately 63% of the estimated operating days for 2007 under time charter contracts. At the same time, the seven Suezmaxes that will operate in the spot market, together with the profit sharing component of the time charter contracts, expose approximately 55% of the Company's estimated operating days for 2007 to spot rates, which may be potentially higher.

Suezmax Fleet:

During the first quarter of 2007, nine of the Company’s Suezmax tankers operated in the spot market, earning on average $38,565 per vessel per day on a time charter equivalent (TCE) basis.

During the first quarter of 2007, four of the Company’s Suezmax tankers operated under time charter contracts, earning on average $35,123 per vessel per day on a time charter equivalent (TCE) basis.

As of the date of this filing, the Company’s Suezmax fleet for the second quarter of 2007 has been fixed for employment as follows:

Spot: 52% of operating days at average daily TCE of $45,000
Total (Spot and time charter, including profit sharing): 67% of operating days at average daily TCE of $41,000.

Handymax Fleet:

All of the Company’s Handymax tankers operate under long term employment agreements that provide for a base rate and additional profit-sharing.

During the first quarter of 2007, including the profit-sharing allocated to the Company the Handymax fleet earned on average $20,279 per vessel per day on a time charter equivalent (TCE) basis.

As of the date of this filing, the Company’s Handymax fleet for the second quarter of 2007 has been fixed for 66% of its operating days at average daily TCE of $21,000.

The following table presents the Company’s expected fleet list and employment:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate (2007)	Daily Charter Hire Expense
12 Suezmax Tankers
TimelessC	154,970	1991	Spot				$25,000
FlawlessC	154,970	1991	Time Charter	Q3/2008 A	$44,500	None	$25,000
StoplessC	154,970	1991	Spot				$25,000
PricelessC	154,970	1991	Time Charter	Q3/2008	$35,000	50% thereafter	$25,000
FaultlessD	154,970	1992	Spot				$23,450
NoiselessD	149,554	1992	Time Charter	Q2/2010	$36,000 [1]	None	$23,450
StainlessD	149,599	1992	Spot				$23,450
EndlessD	135,915	1992	Time Charter	Q4/2008 E	$36,500	None	$23,450
LimitlessD	136,055	1993	Spot				$23,450
StormlessF	150,038	1993	Time Charter	Q4/2009	$36,900	None
Ellen PF	146,286	1996	Spot
EdgelessF	147,048	1994	Spot

11 Handymax Tankers
VictoriousB	47,084	1991	Time Charter	Q3/2009	$14,000	50% thereafter	$11,500
SovereignB	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter	$11,600
InvincibleB	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter	$11,500
RelentlessB	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter	$11,500
VanguardC	47,084	1992	Time Charter	Q1/2010	$15,250	50% thereafter	$13,200
RestlessB	47,084	1991	Time Charter	Q4/2009	$15,250	50% thereafter	$11,600
SpotlessC	47,094	1991	Time Charter	Q1/2010	$15,250	50% thereafter	$13,200
DoubtlessC	47,076	1991	Time Charter	Q1/2010	$15,250	50% thereafter	$13,200
FaithfulC	45,720	1992	Time Charter	Q2/2010	$14,500	100% first $500 + 50% thereafter	$13,200
DauntlessF	46,168	1999	Time Charter	Q1/2010	$16,250	100% first $1,000 + 50% thereafter
Ioannis PF	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter

Total Tanker DWT	2,304,253

A. Charterers have option to extend contract for an additional one-year period
B. Vessels sold and leased back in August and September 2005 for a period of 7 years
C. Vessels sold and leased back in March 2006 for a period of 5 years
D. Vessels sold and leased back in April 2006 for a period of 7 years
E. Charterers have option to extend contract for an additional four-year period
F. Owned vessels

1. Base rate will change to $35,000 in Q2 2008 until expiration.

Credit Facility

As of March 31, 2007, TOP Tankers had total indebtedness under senior secured credit facilities of $225.7 million with its lenders, the Royal Bank of Scotland (“RBS”) and HSH Nordbank (“HSH”), maturing in 2015 and 2013 respectively.

As of March 31, 2007, the Company has three interest rate swap agreements with RBS for the notional amounts of $31.7 million, $10 million and $10 million for a period of four, seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66% (in addition to the applicable margin), 4.23% and 4.11%, respectively. The Company also has one interest rate swap agreement with HSH for the notional amount of $40.2 million for a period of five years, at a fixed interest rate of 4.80% in addition to the applicable margin. In addition, the Company has two interest rate swap agreements with Deutsche Bank and Egnatia Bank for the notional amounts of $50 million and $10 million for a period of seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.45% and 4.76%, respectively. The two swaps with RBS for notional amounts of $10 million and $10 million, the swap with Deutsche Bank for a notional amount of $50 million and the swap with Egnatia Bank for a notional amount of $10 million, include steepening terms based on the 2 and 10 year swap difference, which is calculated quarterly in arrears. The interest rate for the remaining balance of the loans is LIBOR, plus the margin.  On March 31, 2007, the Company’s ratio of indebtedness to total capital was approximately 53.0%.

Quarter ended March 31, 2007 compared to the quarter ended March 31, 2006

VOYAGE REVENUES--Voyage revenues decreased by $27.7 million, or 27.2%, to $74.0 million for 2007 compared to $101.7 million for 2006. This decrease is due to the decrease of operating days to 1,995 days in 2007 from 2,348 days in 2006 as a result of the decrease in the average number of vessels and the decrease in the utilization rate of vessels as a result of the dry-dockings of M/T Stopless and M/T Vanguard and the ballast tanks cleaning process of M/T Faultless. Specifically, during the first quarter of 2007 the average number of vessels operating was 24.0, down from 27.0 for the respective period in 2006. Also, during the first quarter of 2007 the average TCE rate was lower by 18.7% or $29,597 from $36,419 in the respective period in 2006.

VOYAGE EXPENSES--Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions that are unique to a particular voyage. These expenses, which are paid by the charterer under a time charter contract, as well as commissions, decreased by $1.3 million, or 8.0%, to $14.9 million for 2007 compared to $16.2 million for the respective period in 2006. This decrease is primarily due to the decrease of our average number of vessels to 24.0 from 27.0 in the first quarter of 2006, as well as a decrease in the average market price for bunkers from the respective period in 2006.

NET VOYAGE REVENUES--Net voyage revenues, which are voyage revenues minus voyage expenses, decreased by $26.5 million, or 31.0%, to $59.0 million for the first quarter of 2007 compared to $85.5 million the first quarter of the prior year. This decrease is the result of the decrease of our total voyage days for the fleet to 1,995 days in the first quarter of 2007 from 2,348 days in the respective period of 2006, due to the decrease of our average number of vessels to 24.0 in 2007 from 27.0 in 2006 as well as the lower charter rates realized on our vessels during the first quarter of 2007.

	Three months ended March 31, 2006	Three months ended March 31, 2007
Dollars in thousands
Voyage revenues	$101,746	$73,988
Less Voyage expenses	(16,234)	(14,942)

Net voyage revenues	$85,512	$59,046

The following provides a further analysis of our net voyage revenues for the first quarter of 2007 as compared to the first quarter of the prior year:

Spot Charter Revenues:

•
Our tankers operated an aggregate of 726 days, or 36.4%, in the spot market during the first quarter of 2007, compared to 668 days, or 28.4%, in the spot market during the respective period of the prior year.

•	The average daily spot rate was $38,565 for the first quarter of 2007 compared to the average daily spot rate of $61,802 for the respective period in 2006.

•
Revenues from our vessels’ spot trading decreased by 32.2% to $28.0 million, compared to $41.3 million in 2006. Spot market revenues were 47.4% of net voyage revenue in the first quarter of 2007, compared to 48.3% of net voyage revenue generated in the spot market during the prior year.

Time Charter Revenues:

•
Our tankers operated an aggregate of 1,269 days, or 63.6%, on time charter contracts during the first quarter of 2007, compared to 1,680 days, or 71.6%, on time charter contracts during the prior year.

•	The average daily time charter rate was $24,467 for the first quarter of 2007 compared to average daily time charter rate of $26,326 for the respective period in the prior year.

•
Revenues from our time charter contracts decreased by 29.9% for the first quarter of 2007 to $31.0 million, compared to $44.2 million in the respective period of 2006. Time charter revenues were 52.6%, of net voyage revenue in the first quarter of 2007, compared to 51.7% during the respective period of 2006.

•
CHARTER HIRE EXPENSE--Charter hire expense, which refers to lease payments for the 18 vessels sold and leased back, which are treated as operating leases, increased by $21.9 million, or 288.1%, to $29.5 million for the first quarter of 2007 compared to $7.6 million for the respective period of the prior year. This increase is due to the 3 sale and leaseback transactions for a total of 13 vessels which were concluded in mid March (8 vessels) and April (5 vessels) 2006.

OTHER VESSEL OPERATING EXPENSES--Other vessel operating expenses, which include crew costs, insurance, repairs and maintenance, spares, consumable stores and taxes increased by $0.4 million, or 2.6%, to $16.1 million for the first quarter of 2007 compared to $15.7 million for the respective period of the prior year. The increase is attributed mainly to repairs and maintenance expenses of approximately $1.1 million incurred in the first quarter of 2007 during the dry-docking of two vessels. This increase was partly set off by the decrease in the number of calendar days to 2,160 in the first quarter of 2007 from 2,430 days in the respective period in 2006.

GENERAL AND ADMINISTRATIVE EXPENSES-- General and administrative expenses, which include all of our onshore expenses and sub-managers’ fees, decreased by $2.1 million, or 28.8%, to $5.2 million for the first quarter of 2007 compared to $7.3 million for the respective period in the prior year. This decrease is mainly due to the bonus compensation provision of $2.5 million recorded in the first quarter of 2006. No similar bonus provision was made in the first quarter of 2007.

FOREIGN CURRENCY GAINS OR LOSSES--We incurred a $29,000 foreign currency gain in the first quarter of 2007 compared to a loss of $62,000 for the respective period in the prior year.

DEPRECIATION AND AMORTIZATION--Depreciation and amortization, which include depreciation of tankers and amortization of dry dockings, decreased by $8.3 million, or 47.2%, to $9.3 million for the first quarter of 2007 compared to $17.6 million for the prior year due to a lower number of owned vessels in the first quarter of 2007 versus the similar period in 2006.

	Three months ended March 31, 2006	Three months ended March 31, 2007
Dollars in thousands
Vessels depreciation expense	$15,185	$5,239
Amortization of dry dockings	2,390	4,036

	$17,575	$9,275

This decrease was due to the 13 sale and leaseback deals concluded during 2006 and the sale of 3 vessels during the fourth quarter of 2006 which resulted in a decrease in depreciation expense of $9.9 million. The sale and leasebacks were treated as operating leases for financial reporting purposes. As a result the vessels are not recorded as assets and therefore there is no depreciation expense. The decrease was partially offset by an increase of $1.6 million in the amortization of dry dockings, due to the fact that 11 vessels were dry-docked between March 31, 2006 and March 31, 2007.

AMORTIZATION OF DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS--Amortization of deferred gain on sale and leaseback of vessels increased by $1.6 million, or 200.0%, to $2.4 million for the first quarter of 2007 compared to $0.8 million for the respective period in 2006. This increase is due to the 13 sale and leaseback transactions concluded in 2006.

OPERATING INCOME--Operating income decreased by $36.6 million, or 96.3%, to $1.4 million for the first quarter of 2007 compared to $38.0 million for the respective period in 2006. This decrease is mainly due to:

1.
The decrease in voyage revenues which decreased by $27.7 million, or 27.2%, to $74.0 million for 2007 compared to $101.7 million for 2006. This decrease is due to the decrease of operating days to 1,995 days in 2007 from 2,348 days in 2006 as a result of the decrease in the average number of vessels as well as the lower charter rates realized by our vessels during the first quarter of 2007.

2.
The 13 sale and leaseback transactions concluded in 2006, which resulted in the increase of charter hire expense by $21.9 million, or 288.1%, to $29.5 million for the first quarter of 2007 compared to $7.6 million for the respective period of the prior year. This increase was partly set off by the decrease in the depreciation expense.

3.
INTEREST AND FINANCE COSTS--Interest and finance costs decreased by $6.7 million, or 83.7%, to $1.3 million for the first quarter of 2007 compared to $8.0 million for the prior year. This decrease is mainly due to the repayment of $170.7 million in secured debt associated with five vessels sold and leased back in April 2006 and three vessels sold in the fourth quarter of 2006.

INTEREST INCOME--Interest income increased by $0.6 million, or 216.1%, to $0.8 million for the first quarter of 2007 compared to $0.3 million for the prior year. This increase is due to the increase in cash and cash equivalents, associated mainly with the proceeds from the sale of vessels in 2006.

OTHER NET--We recognized an expense of $0.01 million for the first quarter of 2007 versus an expense of $0.004 million during 2006.

NET INCOME--Net income was $0.9 million for the first quarter of 2007 compared to net income of $30.2 million for the respective period in the prior year.

Liquidity and Capital Resources

Cash flows provided by operating activities decreased 88.9% for the three months ended March 31, 2007 to $4.9 million compared to $44.1 million for the same period in 2006. This decrease was attributed to a decrease in net income of $29.3 million down to $0.9 million for the quarter ended March 31, 2007 from $30.2 million for the respective period in 2006 as well as an increase in dry-docking payments of $6.8 million, up from $0 for the respective period in 2006.  The decrease in net income was attributed to a decrease in voyage revenues by $27.7 million, or 27.2%, to $74.0 million for 2007 compared to $101.7 million for 2006. This decrease is due to the decrease of operating days to 1,995 days in 2007 from 2,348 days in 2006 as a result of the decrease in the average number of vessels. Additionally, operating expenses increased mainly due to the 13 sale and leaseback transactions concluded in 2006, which resulted in the increase of charter hire expense by $21.9 million, or 288.1%, to $29.5 million for the first quarter of 2007 compared to $7.6 million for the respective period of the prior year. This increase was partly set off by the decrease in the depreciation expense.

Cash flows used by investing activities were $16.0 million for the three months ended March 31, 2007, which mainly represents the first installment for two out of six new-buildings ordered by the Company in 2006. For the same period of 2006, the Company had generated cash from investing activities of $251.3 million mainly as a result of the sale and leaseback of eight vessels completed in March 2006.

For the three months ended March 31, 2007, the Company had net cash inflows from financing activities of $5.8 million as a result of the drawdown of $10.0 million from the existing revolving credit facility, to partially finance the installment for the 2 new-buildings, and a principal repayment of $4.3 million for outstanding debt obligations. For the same period of 2006, the Company had net cash outflows from financing activities of $288.0 million as a result of a debt repayment of $141.0 million and a dividend payment of $147.0 million.

At March 31, 2007, the Company had a revolving credit facility outstanding of $93.0 million and a loan outstanding of $132.7 million:

a) Revolving Credit Facility: In January 2007, $10.0 million was drawn down from the revolving credit facility to partially finance the construction of two new-buildings. The outstanding amount will be fully repaid in 2015. As of March 31, 2007, the undrawn amount amounted to $65.0 million. The revolving credit facility bears interest at LIBOR plus a margin.

b) Loan: The loan of $132.7 million outstanding as at March 31, 2007, was drawn down in 2005 and originally amounted to $154.0 million. It was obtained to partially finance the acquisitions of the vessels Stormless, Ellen P., Errorless and Edgeless. The loan consisted of 2 tranches of $130.0 million (Tranche A) and $24.0 million (Tranche B).

TOP TANKERS INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
DECEMBER 31, 2006 AND MARCH 31, 2007 (UNAUDITED)
(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31, 2006	March 31, 2007
ASSETS:

CURRENT ASSETS:

Cash and cash equivalents	29,992	24,617
Accounts receivable trade, net	27,187	19,057
Insurance claims	247	1,613
Inventories (Note 4)	6,460	6,540
Advances to various creditors	3,707	4,657
Prepayments and other	5,206	5,275
Vessel held for sale	-	50,013
Total current assets	72,799	111,772

FIXED ASSETS:

Advances for vessels under construction (Note 5)	28,683	43,461
Vessels, net (Note 6)	306,418	251,166
Other fixed assets, net (Note 3)	3,195	4,226
Total fixed assets	338,296	298,853

OTHER NON CURRENT ASSETS:

Deferred charges, net (Note 7)	31,850	34,605
Long-term receivables (Note 11)	29,790	30,685
Restricted cash (Notes 8 and 11)	50,000	50,000
Total assets	522,735	525,915

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	16,588	32,440
Accounts payable	14,991	12,043
Accrued liabilities (Note 9)	7,354	8,372
Unearned revenue	1,676	3,105
Total current liabilities	40,609	55,960

INTEREST RATE SWAPS (Note 8)	3,384	1,673

LONG-TERM DEBT, net of current portion (Note 8)	201,464	191,444

DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS (Note 11)	79,423	77,885

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS EQUITY

Preferred stock, $0,01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0,01 par value; 100,000,000 shares authorized; 32,429,105 shares issued and outstanding at December 31, 2006 and March 31, 2007	324	324
Additional paid-in capital	116,755	116,906
Accumulated other comprehensive loss (Notes 8 and 12)	(6)	(6)
Retained earnings	80,782	81,729
Total stockholders equity	197,855	198,953

Total liabilities And stockholders' equity	522,735	525,915

The accompanying notes are an integral part of these consolidated condensed financial statements.

TOP TANKERS INC.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2007 (UNAUDITED)
(Expressed in thousands of U.S. Dollars - except share and per share data)

	2006	2007
REVENUES:

Voyage revenues (Note 1)	101,746	73,988
EXPENSES:

Voyage expenses (Note 14)	16,234	14,942
Charter hire expense (Note 11)	7,638	29,498
Amortization of deferred gain on sale and leaseback of vessels (Note 11)	(812)	(2,433)
Other vessel operating expenses (Note 14)	15,731	16,141
Depreciation (Note 6)	15,185	5,239
Amortization of dry-docking costs (Note 7)	2,390	4,036
Sub-Manager fees	641	606
Other general and administrative expenses	6,707	4,592
Foreign currency (gains) / losses, net	62	(29)
Operating income	37,970	1,396
OTHER INCOME (EXPENSES):

Interest and finance costs (Notes 8 and 16)	(8,066)	(1,262)
Interest income	261	825
Other, net	(4)	(12)

Total other income (expenses), net	(7,809)	(449)
Net Income	30,161	947

Earnings per share, basic and diluted (Note 13)	1.05	0.03

Weighted average common shares outstanding, basic	28,099,212	32,331,129

Weighted average common shares outstanding, diluted	28,140,381	32,357,064

The accompanying notes are an integral part of these consolidated condensed financial statements.

TOP TANKERS INC.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2007 (UNADUITED)
(Expressed in thousands of U.S. Dollars)

	2006	2007

Cash Flows from (used in) Operating Activities:

Net income	30,161	947
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	15,251	5,366
Amortisation of dry-docking costs	2,390	4,036
Amortisation of deferred financing costs	1,588	81
Stock-based compensation expense	1,396	151
Change in fair value of interest rate swaps	(248)	(1,711)
Amortisation of deferred gain on sale and leaseback of vessels	(812)	(2,433)
Loss on sale of other fixed assets	-	61
Gain on sale of vessels	-
Payments for dry-docking	-	(6,791)
(Increase) Decrease in:
Accounts receivable	5,493	8,130
Insurance claims	55	(1,366)
Inventories	(678)	(80)
Advances to creditors	(2,091)	(950)
Prepayments and other	(3,208)	(69)
Increase (Decrease) in:
Accounts payable	(3,413)	(2,948)
Accrued liabilities	(1,132)	1,018
Unearned revenue	(684)	1,430

Net Cash from Operating Activities	44,068	4,872
Cash Flows from (used in) Investing Activities:

Advances for vessels under construction	-	(14,778)
Vessel acquisitions and improvements	(18)	-
Net proceeds from sale of vessels	251,502	-
Net proceeds from sale of other fixed assets	-	28
Acquisition of other fixed assets	(147)	(1,247)

Net Cash from (used in) Investing Activities	251,337	(15,997)
Cash Flows from (used in) Financing Activities:

Proceeds from long-term debt	-	10,000
Principal payments of long-term debt	(6,369)	(4,250)
Repayment of long-term debt	(134,627)	-
Payment of financing costs	(63)	-
Dividends paid	(146,951)	-

Net Cash from (used in) Financing Activities	(288,010)	5,750
Net increase (decrease) in cash and cash equivalents	7,395	(5,375)
Cash and cash equivalents at beginning of period	17,462	29,992

Cash and cash equivalents at end of period	24,857	24,617

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	6,644	1,443

The accompanying notes are an integral part of these consolidated condensed financial statements.

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.         Basis of Presentation and General Information:

The accompanying consolidated condensed financial statements include the accounts of TOP Tankers Inc. (formerly Ocean Holdings Inc.) (“TOP”) and its wholly owned subsidiaries (collectively the “Company”) and have been prepared in accordance with U.S generally accepted accounting principles (“U.S. GAAP”) for interim financial information. They also have been prepared in accordance with rules and regulations of the Securities and Exchange Commission and should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements.

These consolidated condensed financial statements have been prepared on the same basis as the financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and, in the opinion of the management, reflect all adjustments (consisting solely of adjustments of a normal recurring nature) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The operating results for the three-month period ended March 31, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2007.

As of March 31, 2007, the Company operated twenty four vessels, of which five were owned, eighteen were leased pursuant to sales and leaseback arrangements discussed in Note 11 and one was held for sale as discussed in Note 6. As of March 31, 2007, fourteen of the vessels were operating under long-term time charters, nine vessels were operating under voyage charters and one of the vessels was undergoing her scheduled dry-docking.

2.         Recently Issued Accounting Pronouncements:

FASB Interpretation No. 48: In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements SFAS No. 109, “Accounting for Income Taxes”, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. In 2007, the adoption of FIN 48 did not have a material impact on the financial position, results of operations or cash flows of the Company.

2.         Recently Issued Accounting Pronouncements – (continued):

FSP No. AUG AIR-1: In September 2006, the FASB Staff issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. FSP No. AUG AIR-1 also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in FSP No. AUG AIR-1 is effective for the Company as of January 1, 2007.   In 2007, the adoption of FSP No. AUG AIR-1 did not have a material impact on the financial position, results of operations or cash flows of the Company.

3.         Transactions with Related Parties:

(a)
Pyramis Technical Co. S.A.: On July 9, 2004, the Company entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of the Company’s Chief Executive Officer. The agreement was for duration of six years beginning July 2004 with a lessee’s option for an extension of four years. The monthly rental was Euro 39,000 and effective January 1, 2006 was adjusted for inflation to Euro 40,365. Other general and administrative expenses for the three months period ended March 31, 2006 include $ 144 of rentals paid to Pyramis Technical Co. S.A. In January 2006 the Company entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The change in office location, due to necessary refurbishments, took place in October 2006; therefore, the Company paid to Pyramis Technical Co. S.A the October rent plus four rentals as termination compensation. In April and August 2006, the Company entered into an agreement with Pyramis Technical Co. S.A. for the renovation of the new premises. The total contracted cost totaled Euro 1,844,360, of which Euro 1,935,680.52 ($2,496) were paid up to March 31, 2007. The amount of $2,699 related to renovation works, discussed above, is included in Other fixed assets, net, in the accompanying 2007 consolidated balance sheet and is depreciated over the lease period, which is 12 years.

4.         Inventories:

Inventories at December 31, 2006 and at March 31, 2007 are as follows:

	December 31, 2006	March 31, 2007
Bunkers	$4,624	$4,719
Lubricants	1,319	1,330
Consumable stores	517	491
	$6,460	$6,540

5.        Advances for Vessels under Construction:

In October 2006, the Company entered into an agreement for the construction of six handymax Product / Chemical tankers. The total contract price is $285,380 and is payable in five installments as follows: 15% is payable upon arrangement of the Refund Guarantee, 15% is payable upon commencement of steel cutting, 20% is payable upon keel laying, 20% is payable upon launching and 30% upon delivery of the vessel. The vessels’ construction will be partially financed from long-term bank financing discussed in Note 8. The first installment for four of the six vessels of $28,638 was paid in December 2006. In January 2007, the first installment for the remaining two vessels of $14,169 was paid and is also included in Advances for Vessels under Construction, in the accompanying consolidated balance sheets. The Advances for Vessels under Construction as of December 31, 2006 and March 31, 2007 are analyzed as follows:

	December 31, 2006	March 31, 2007
Construction installments	$28,638	$42,807
Capitalized interest	34	591
Capitalized expenses	11	63
	$28,683	$43,461

   The vessels are expected to be delivered during the first six months of 2009.

6.         Vessels, net:

The movement in vessels cost and accumulated depreciation during the three-months ended March 31, 2007 is as follows:

	Vessel Cost	Accumulated Depreciation	Vessels, net
Balance, January 1, 2007	$331,324	$(24,906)	$306,418
- Vessel held for sale	(55,638)	5,625	(50,013)
- Depreciation	-	(5,239)	(5,239)
Balance, March 31, 2007	$275,686	$(24,520)	$251,166

On March 30, 2007, the Company entered into an agreement to sell the vessel Errorless to an unrelated party for a consideration of $52,500. The gain from the sale of approximately $2,000 was recognized upon the delivery of the vessel to the buyer, on April 30, 2007.

7.       Deferred Charges:

The movement during the three-month period ended March 31, 2007 is as follows:

Dry-Docking
Balance, January 1, 2007	$31,850
- Additions	6,791
- Amortization	(4,036)
Balance, March 31, 2007	$34,605

8.         Long-term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	March 31,
Borrower(s)	2006	2007
The Company	$218,052	$223,884
Less- current portion	(16,588)	(32,440)
Long-term portion	$201,464	$191,444

    The Company:

At December 31, 2006, the Company had a revolving credit facility outstanding of $83,000 and a loan outstanding of $137,000. At March 31, 2007, the Company had a revolving credit facility outstanding of $93,000 and a loan outstanding of $132,750.

Revolving Credit Facility: In January 2007, $10,000 was drawn down from the revolving credit facility to partially finance the construction of two vessels (Note 5). The outstanding amount under the revolving credit facility of $93,000 is payable in 10 semi-annual installments of approximately $6,045 starting on April 30, 2011 plus a balloon payment of $32,550 payable together with the final installment, if no further amounts are drawn. As of March 31, 2007, the undrawn amount amounted to $65,000. The revolving credit facility bears interest at LIBOR plus a margin.

Loan: The loan of $132,750 was drawn down in 2005 and originally amounted to $154,000. It was obtained to partially finance the acquisitions of the vessels Stormless, Ellen P., Errorless and Edgeless (Note 6). The loan consisted of 2 tranches of $130,000 (Tranche A) and $24,000 (Tranche B). Tranche A was payable in 32 consecutive quarterly installments of $2,750 each, starting on March 13, 2006 plus a balloon payment of $42,000 payable together with the final installment. Tranche B was payable in 16 consecutive quarterly installments of $1,500 each, starting on March 13, 2006. The Company paid a fee of 1% upon signing of the agreement, or $1,540.

In April 2007, following the sale of Errorless (Note 6), $22,000 was prepaid ($5,500 against Tranche A and $16,500 as a full prepayment of Tranche B). As a result of the prepayment, Tranche A is payable in 27 consecutive quarterly installments of $2,610, starting on June 13, 2007 plus a balloon payment of $40,280 payable together with the final installment. The loan bears interest at LIBOR plus a margin (as of March 31, 2007 0.8% for Tranche A and 1.35% for Tranche B).

The loans are secured as follows:

●	First priority mortgages over the Company’s owned vessels;
●	Assignments of insurance and earnings of the owned mortgaged vessels;
●	Corporate guarantee of TOP Tankers Inc;
●	Pledge over the earnings accounts of the owned vessels.

Debt Covenants: The loans contain financial covenants, calculated on a consolidated basis, requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 140% of the aggregate outstanding principal amounts under the loans, to ensure that total assets minus total debt will not at any time be less than $250,000 and to maintain liquid funds which at any time be not less than the higher of $10,000 or $500 per vessel. As a result, the minimum liquid funds required under the loan covenants of $12,000 on a consolidated basis, as of December 31, 2006 and March 31, 2007, are included in restricted cash in the accompanying consolidated balance sheets. The Company is permitted to pay dividends under the loans so long as they are not in default of a loan covenant or if such dividend payment would not result in a default of a loan covenant. The Company’s management believes that as of March 31, 2007 the Company is in compliance with all loan covenants.

Interest Expense: Interest expense for the three-month periods ended March 31, 2006 and 2007, amounted to $7,433 and $2,684 respectively and is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

Scheduled Principal Repayments: The principal payments required to be made after March 31, 2007, are as follows:

Period	Amount
April 1, 2007 – March 31, 2008	$32,440
April 1, 2008 – March 31, 2009	10,440
April 1, 2009 – March 31, 2010	10,440
April 1, 2010 – March 31, 2011	10,440
April 1, 2011 and thereafter	161,990
225,750
Less unamortized financing fees	(1,866)
$223,884

Interest Rate Swaps: The fair value of the interest rate swaps in the accompanying consolidated balance sheets are analyzed as follows:

SWAP	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Asset (Liability)
					December 31, 2006	March 31, 2007
(i)	$31,753	4 years	June 30, 2005	4.66%	$283	$228
(ii)	$40,241	5 years	January 30, 2006	4.80%	$273	$131
(iii)	$10,000	7 years	September 30, 2006	4.23%	$(569)	$(225)
(iv)	$10,000	7 years	September 30, 2006	4.11%	$(514)	$(167)
(v)	$50,000	7 years	September 29, 2006	4.45%	$(2,383)	$(1,363)
(vi)	$10,000	7 years	July 3, 2006	4.76%	$(474)	$(277)
					$(3,384)	$(1,673)

As of December 31, 2006 and March 31, 2007, the swaps’ fair values, based on third party valuations, are a net liability of $3,384 and $1,673, respectively. The change in fair value of the swap agreements was recorded in interest and finance costs (Note 16).

9.        Accrued Liabilities:

  The account consisted of:

	December 31, 2006	March 31, 2007
Interest on long-term debt	$630	$1,871
Vessel operating and voyage expenses	5,455	5,715
General and administrative expenses	1,269	786
Total	$7,354	$8,372

10.      Commitments and Contingencies:

As at March 31, 2007 the Company had under construction six handymax Product / Chemical tankers scheduled for delivery between January and June 2009, at a total cost of $285,380. The remaining expected payments as of March 31, 2007 are $128,321 in 2008 and $114,252 in 2009.

In March and April 2006, the Company entered into Sale and Leaseback agreements for 13 vessels for a period of five to seven years. According to the terms of the transactions, 10% of the gross aggregate sales price, $55,000, has been withheld by the purchaser to serve as security for the due and punctual performance and observance of all the terms and conditions by the Company under the agreements. Not later than three months after the end of bareboat charter period or upon the resale of the vessels by the purchaser, if earlier, $47,000 out of the $55,000 will become payable to the Company. According to the agreement with one of the owners-lessors for four vessels, the owner-lessor may forfeit a payment of up to $8,000, or may be required to pay up to $16,000, based on the residual value of these four vessels.

During December 2006, the Company was named defendant in various putative class action securities law suits brought in the United States District Court, Southern District of New York. The Company maintains a directors and officers liability insurance which covers the Company and its indemnified directors for up to $20,000. The deductible of this policy of $250 was expensed during 2006. Management believes any additional litigation costs or settlement to be covered by the insurance policy.

11.	Sale and Leaseback of Vessels:

The Company entered into sales and leaseback transactions in 2005 and 2006 as follows:

(a)
In August and September 2005, the Company sold the vessels Restless, Sovereign, Relentless, Invincible and Victorious and realized a total gain of $17,159. The Company entered into bareboat charter agreements to leaseback the same five vessels for a period of seven years. The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the seven-year lease period with the amortization of $613 and $613 included in Amortization of deferred gain on sale and leaseback of vessels in the accompanying 2006 and 2007 consolidated statements of income, respectively. During the three months periods ended March 31, 2006 and 2007, lease payments relating to the bareboat charters of the vessels were $5,193 and $5,193, respectively and are included in Charter hire expense in the 2006 and 2007 accompanying consolidated statements of income.

(b)
In March 2006, the Company sold the vessels Flawless, Timeless, Priceless, Stopless, Doubtless, Vanguard, Faithful and Spotless to two unrelated parties (buyers/lessors) for $292,000; of which 90% or $262,800 was received upon closing of the sale. Simultaneous with the sale of the eight vessels, the Company entered into bareboat charter agreements to leaseback the same eight vessels for a period of five years with no lease renewal option. Another unrelated party assumed in June 2006 the rights and obligations of one of the buyers/lessors through a novation agreement with no other changes to the terms and conditions of the agreements.

The obligations of the Company under the respective bareboat charter agreements were secured by the unpaid sales price representing 10% of the total sales price or $29,200. The unpaid sales price is payable to the Company within three months after the expiry of the individual bareboat charter agreements or termination of the said agreements, if earlier. The collection of the unpaid sales price is secured by a second priority mortgage on the corresponding vessels with the Company having no recourse to the owners or investors of the buyers/lessors.

In addition, the agreements allow the buyers/lessors to sell the vessels covered by the bareboat charter agreements.  In respect of the agreements with one of the buyers/lessors, in the event of the sale of the vessels prior to the termination of the bareboat charter agreements corresponding to four vessels, the corresponding unpaid sales price, up to a maximum amount of $2,000 for each vessel, shall be used to cover any shortfall between the net sales proceeds and the sum of the: (i) outstanding amount under financing obtained by the buyer in connection with the acquisition of the vessel, and (ii) the principal amount of the investment made by the investors of the buyer/lessor.

The bareboat charter agreements are accounted for as operating leases and the gain on the sale of $23,840 was deferred and is being amortized to income over the five-year lease period. The deferred gain was calculated by deducting from the sales price the carrying amount of the vessels, the expenses related to the sale and the unpaid sales price (which is treated as a residual value guarantee and will be recognized in income upon collection). The amortization of the deferred gain amounted to $199 and $1,192 for the three-month periods ended March 31, 2006 and 2007, respectively, and is included in Amortization of deferred gain on sale and leaseback of vessels in the accompanying consolidated statements of income. The total lease payments for the three-month periods ended March 31, 2006 and 2007 related to the foregoing leases were $2,445 and $13,752, respectively and are included in Charter Hire Expense in the accompanying consolidated statements of income.

(c)
In April 2006, the Company sold the vessels Limitless, Endless, Stainless, Faultless and Noiseless to an unrelated party (buyer/lessor) for $258,000; of which 90% or $232,200 was received upon closing of the sale.  Simultaneous with the sale of the five vessels, the Company entered into bareboat charter agreements to leaseback the five vessels for a period of seven years with no lease renewal option.

The obligations of the Company under the respective bareboat charter agreements were secured by the unpaid sales price representing 10% of the total sales price or $25,800. The unpaid sales price is payable to the Company within three months after the expiry of the individual bareboat charter agreements or upon termination of the said agreements, if earlier. The collection of the unpaid sales price is secured by a second priority mortgage on the corresponding vessels with the Company having no recourse to the shareholders (owners) of the buyer/lessor.

The bareboat charter agreements are accounted for as operating leases and the gain on the sale of $17,580 was deferred and is being amortized to income over the seven-year lease period. The deferred gain was calculated by deducting from the sales price the carrying amount of the vessels, the expenses related to the sale and the unpaid sales price (which is treated as a residual value guarantee and will be recognized in income upon collection). The amortization of the deferred gain amounted to $628 for the three-month period ended March 31, 2007 and is included in Amortization of deferred gain on sale and leaseback of vessels in the accompanying consolidated statements of income. The total lease payments for the three-month period ended March 31, 2007 related to the foregoing leases were $10,553 and are included in Charter Hire Expense in the accompanying consolidated statements of income.

The Company’s future minimum lease payments required to be made after March 31, 2007, related to the foregoing bareboat charter agreements, are as follows:

Period	Amount
April 1, 2007 – December 31, 2007	$89,367
Year ending December 31, 2008	118,982
Year ending December 31, 2009	118,865
Year ending December 31, 2010	118,865
Year ending December 31, 2011 and thereafter	142,952
$589,031

The sale and leaseback transactions entered into in 2006 contain financial covenants, calculated on a consolidated basis, requiring the Company to ensure that the net assets value of the Company’s vessels (owned and those covered by bareboat charter agreements) at all times exceed $125,000 and book equity at all times exceed $75,000. Furthermore, a minimum amount of $20,000 through December 15, 2006 and $25,000 thereafter and until the final date of the bareboat charters, shall be maintained on deposit by the Company. The Company during the bareboat charter period will maintain consolidated cash balances of at least $50,000, including the $20,000 / $25,000, mentioned above. The $50,000 required to be maintained is presented separately as restricted cash.

As disclosed above, a portion of the sales price (representing 10% of the gross aggregate sales price) in the amount of $55,000 has been withheld by the buyers/lessors and will be paid to the Company not later than three months after the end of bareboat charter period or upon the resale of the vessels, if earlier. Consequently, such unpaid sales price was recorded as a receivable at its discounted amount. The discount will be accreted through deferred gain on sale and leaseback of vessels over the period of the bareboat charter agreements or through the date of the resale of the vessels, if earlier. As of March 31, 2007 the present value of the unpaid sales price was $30,685.

Furthermore, the Company has agreed with the lessors through a separate performance guarantee deeds that it irrevocably and unconditionally guarantees the prompt and punctual payment of all sums payable by the Company to the lessors under or pursuant to the agreements. The term of the performance guarantees covers the period of the leases.

12.	Stock Incentive Plan:

On July 1, 2005, January 3, 2006 and July 6, 2006 (the “grant dates”) the Company granted restricted shares pursuant to the Company’s 2005 Stock Incentive Plan (“the Plan”), which was adopted in April 2005 to provide certain key persons (the “Participants”), on whose initiatives and efforts the successful conduct of the Company’s business depends, and who are responsible for the management, growth and protection of the Company’s business, with incentives to: (a) enter into and remain in the service of the Company, a Company’s subsidiary, or Company’s joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term performance of a Company subsidiary or Company joint venture. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Company’s Board of Directors. The granted shares have no exercise price and constitute a bonus in nature.

The Company’s Board of Directors administers the Plan and, on July 1, 2005, identified 45 key persons (including the Company’s CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the “Shares”) were granted. For this purpose 249,850 new shares were granted, out of which 190,000 shares were granted to the Company’s CEO, 48,300 shares to 8 officers and independent members of the Board and the remaining 11,550 shares were granted to 36 employees. From the total of 59,850 shares granted to officers, independent members of the Board and employees, 1,250 shares were forfeited prior to the vesting date.

On January 3, 2006, the Company’s Board of Directors identified 29 key persons (including the Company’s CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the “Shares”) were granted. For this purpose 125,000 new shares were granted, out of which 80,000 shares were granted to the Company’s CEO, 38,000 shares to 8 officers and independent members of the Board and the remaining 7,000 shares were granted to 20 employees. From the total of 45,000 shares granted to officers, independent members of the Board and employees, 1,100 shares were forfeited prior to the vesting date.

On July 6, 2006, the Company’s Board of Directors identified 60 key persons (including the Company’s CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the “Shares”) were granted. For this purpose 320,000 new shares were granted, out of which 221,250 shares were granted to the Company’s CEO, 68,000 shares to 8 officers and independent members of the Board and the remaining 30,750 shares were granted to 51 employees. From the total of 98,750 shares granted to officers, independent members of the Board and employees, 1,750 shares were forfeited up to December 31, 2006. There were no forfeitures during the first quarter of 2007.

The “Restricted Stock Agreements” were signed between the Company and the Participants on the respective grant dates. Under these agreements, the Participants have the right to receive dividends and the right to vote the Shares, subject to the following restrictions:

i.
Grants to Company’s CEO. The Company’s CEO shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares other than to a company,  which is wholly owned by the Company’s CEO. The restrictions lapse on the earlier of (i) one year from the grant date or (ii) termination of the Company’s CEO employment with the Company for any reason.

ii.
Grants to Other Participants. The Participants (officers, independent members of the Board and Company’s employees) shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares. The restrictions lapse on one year from the grant date conditioned upon the Participant’s continued employment with the Company from the date of the agreement (i.e. July 1, 2005, January 3, 2006, or July 6, 2006) until the date the restrictions lapse (the “restricted period”).

As the shares granted to the Company’s CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

On the other hand, in the event another Participant’s employment with the Company terminates for any reason before the end of the restricted period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. Dividends earned during the restricted period will not be returned to the Company, even if the unvested shares are ultimately forfeited. As these Shares granted to other Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

A summary of the status of the Company’s vested and non-vested shares as of March 31, 2007 and movement during the three months ended March 31, 2007, is presented below:

	Number of non-vested shares	Weighted average grant date fair value per non-vested share
As at January 1, 2007	140,900	$8.25
Vested	(43,900)	$12.71
As at March 31, 2007	97,000	$6.23

Number of vested shares
As at January 1, 2007	549,850
Non-vested shares granted in 2006, vested during 2007	43,900
As at March 31, 2007	593,750

Effective January 1, 2005, the Company adopted FASB Statement 123(R) to account for share-based payments. As the Company did not have share-based compensation arrangements prior to the date of adoption, all share-based compensation provided to employees (and those provided to non-employee directors for their services as directors) is recognized in accordance with the provisions of Statement 123(R) and classified as Other general and administrative expenses in the consolidated income statement.

The fair value of each share granted on July 1, 2005, January 3, 2006 and July 6, 2006 were $15.82, $12.71 and $6.23, respectively, which are equal to the market value of the Company’s common stock on those dates. The grant date fair values of the vested shares granted to the CEO amounted to $3,006, $1,017 and $1,378, respectively and were recognized in full as compensation in the third quarter of 2005, in the first quarter of 2006 and in the third quarter of 2006, respectively, on the grant dates. The grant date fair values of the non-vested shares granted to the remaining Participants, net of forfeitures, amounted to $927, $558 and $604, respectively and are being recognized ratably as  compensation in the consolidated income statements over the one-year vesting period, of which $379 and $151 was recognized in the three-month periods ended March 31, 2006 and 2007, respectively.

As of March 31, 2007, the total unrecognized compensation cost related to non-vested share awards is $151, which is expected to be recognized by June 30, 2007.

The dividends declared on shares granted under the Plan are recognized in the financial statements as a charge to retained earnings, except for the dividends declared on non-vested shares that are forfeited or expected to be forfeited before the end of the vesting period. In that case, dividends declared on such shares are recognized as additional compensation in the consolidated income statement.

Due to the low historical employee turnover, the Company’s management assumes that none of the non-vested shares will be forfeited before the end of the vesting period.

The amount of dividends on the granted shares, recognized as a charge to retained earnings, is presented in the following table:

			Total Dividends
Type of Shares granted	Quarterly Dividend per share	Special Dividend per share	Paid in Q1 2006
Vested	$0.21	$5.00	$1,407
Non-vested	$0.21	$5.00	$545

13.       Earnings Per Common Share:

All shares issued (including non-vested shares issued under the Company's Incentive Plan) are the Company’s common stock and have equal rights to vote and participate in dividends. However, for the purposes of calculating basic earnings per share, such non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed. Furthermore, dividends declared during the year for non-vested shares are deducted from net income for purposes of calculating net income available to common shareholders in computing basic earnings per share.

For purposes of calculating diluted earnings per share, dividends declared during the year for non-vested shares are not deducted from net income since such calculation assumes that non-vested shares were fully vested from the grant date. However, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding.

We have excluded the dilutive impact of all 104,650 and 97,000 non-vested shares outstanding as of March 31, 2006 and 2007, respectively, for purposes of calculating diluted earnings per share for those periods because the effect of the application of the treasury stock method to such securities would be anti-dilutive to basic earnings per share.

The components of the calculation of basic and diluted earnings per share for the three month periods ended March 31, 2006 and 2007 are as follows:

	2006	2007

Net income as reported:	$30,161	$947

Less: dividends declared during the period for non-vested shares	(545)	-
Net income available to common shareholders	$29,616	$947

Weighted average common shares outstanding, basic	28,099,212	32,331,129

Add: dilutive effect of non-vested shares	41,169	25,935

Weighted average common shares outstanding, diluted	28,140,381	32,357,064

Earnings per share, basic and diluted	$1.05	$0.03

14.       Voyage and Other Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are as follows:

Voyage Expenses	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007
Port charges	$3,797	$4,292
Bunkers	8,962	8,562
Commissions	3,475	2,088
Total	$16,234	$14,942

Vessel Operating Expenses	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007
Crew wages and related costs	$6,688	$6,374
Insurance	1,783	1,672
Repairs and maintenance	3,773	4,303
Spares and consumable stores	3,440	3,785
Taxes	47	7
Total	$15,731	$16,141

In February 2007, a ballast tanks cleaning process was effected on the M/T Faultless. The vessel resumed operations in March 2007. The Company incurred approximately $1,857 in expenses associated with the cleaning process, which are included in repairs and maintenance expense for the three months ended March 31, 2007. These expenses have been partially offset by $1,469 of probable insurance recoveries, which are expected to be received under our insurance policies during the second quarter of 2007. We have recorded a receivable due from the insurance company and is included in the balance sheet at March 31, 2007. The Company is in the process of seeking additional insurance related recoveries for loss of hire during the repairs period, however, due to the uncertainty regarding the claims no additional amounts have been recorded.

15.       Leases:

In January 2006, the Manager entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee’s option for an extension of ten years. The monthly rental is Euro 120,000 adjusted annually for inflation increase plus 1%. Other general and administrative expenses for the three months ended March 31, 2007, include $491 of office rentals. The annual minimum rentals payable under non-cancelable operating leases after March 31, 2007 through May 1, 2018 before any adjustment for inflation (approximately 3% annually) and annual increase (1%), translated using the exchange rate of $/Euro at March 31, 2007 are:

Year	Amount
2007	$1,440
2008	1,921
2009	1,921
2010	1,921
2011 and thereafter	14,084
$21,287

In February 2007, Top Tankers (U.K.) Limited entered into a lease agreement for office space in London. The agreement is for duration of 9 months ending November 2007. The monthly lease is GBP 5,300, payable monthly in advance.

16.       Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are as follows:

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007
Interest on long-term debt	$7,433	$3,241
Less: capitalized interest (Note 5)	-	(557)
Bank charges	269	208
Non-qualifying swaps’ fair value change	(1,224)	(1,711)
Amortization and write-off of financing fees	1,588	81
Total	$8,066	$1,262

17.       Subsequent events:

a)
Bareboat charter termination: Based on the Memorandum of Agreement dated April 24, 2007, the owner and lessor of M/T Invincible agreed to sell the vessel to a third party. The Company and the lessor mutually agreed to terminate the bareboat charter. The termination of the bareboat charter will become effective upon the vessel’s delivery to her new owners, expected to take place in June 2007.

b)
Re-acquisition of four vessels and bareboat charters termination: Based on the Memoranda of Agreement dated May 23, 2007, the Company agreed to re-acquire four Suezmax tankers that it sold in 2006 in a sale and lease-back transaction, and to terminate the respective bareboat charters. The four Suezmax tankers are Limitless (DWT 136,055 built 1993), Endless (DWT 135,915 built 1992), Noiseless (DWT 149,554 built 1992) and Stainless (DWT 149,599 built 1992). The re-acquisition price is $208,000 and will be financed by bank debt, by the early redemption of the seller’s credit associated with the 2006 sales and lease back transactions and by existing cash balances. The vessels were delivered on May 31, 2007.

c)
New Credit Facility: On May 29 2007, the Company entered into a credit facility agreement for the amount of $147,500 to partially finance the re-acquisition of four vessels mentioned above. The facility has a term of five years and will be repaid in twenty quarterly installments starting  August 31, 2007 as follows: i) eight installments of $7,437.5; ii) eight installments of $5,000; iii) three installments of $4,500; and iv) a balloon payment of $34,500. The credit facility is subject to a 1% arrangement fee paid on drawdown. The credit facility bears interest at LIBOR plus a margin.

CAPITALIZATION TABLE

The following table sets forth our consolidated capitalization at March 31, 2007 and pro-forma as at March, 31 2007.  There have been no significant adjustments to our capitalization since March 31, 2007, as so adjusted.

(Expressed in thousands of U.S. Dollars)	As at March 31, 2007	As at March 31, 2007
		(Pro-forma)*
Debt:
Current portion of long term debt	$32,440	$40,190
Total long term debt, net of current portion	191,444	309,194
Total debt	223,884	349,384

Stockholders’ equity:
Common stock, $.01 par value; 100,000,000 million shares authorized; 32,429,105 issued and outstanding	324	324
Additional paid-in capital	116,906	116,906
Accumulated other comprehensive loss loss	(6)	(6)
Retained earnings	81,729	81,729
Total stockholders’ equity	198,953	198,953
Total capitalization	$422,837	$548,337

* As of March 31, 2007, taking into account the new credit facility of $147,500 for the re-acquisition of four Suezmax tankers and repayment of loan of $22,000 as a result of the sale of Errorless.

APPENDIX A –RECONCILIATION OF ADJUSTED EBITDA

ADJUSTED EBITDA RECONCILIATION
(Expressed in Thousands of U.S Dollars)	Three Months Ended March 31,
	2006	2007
	(Unaudited)	(Unaudited)
NET INCOME	$30,161	$947
DEPRECIATION AND AMORTIZATION*	17,641	9,403
INTEREST AND FINANCE COSTS, NET	7,805	437
ADJUSTED EBITDA	$55,607	$10,787

* The first quarter of 2006 and 2007 includes $66 and $128, respectively, of depreciation of other fixed assets, classified in general and administrative expenses.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled dry-docking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission, which are available in the SEC’s “EDGAR” database on its website, www.sec.gov.

Exhibit 2

SALES AGREEMENT

June 13, 2007

Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

Ladies & Gentlemen:

TOP Tankers Inc., a Marshall Islands corporation (the “Company”), wishes to confirm its agreement with Deutsche Bank Securities Inc. as follows:

1.           Issuance and Sale of Shares. On the terms and subject to the conditions of this Agreement, the Company may issue and sell through you, as agent or principal, such number of shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”) as the Company and you may agree from time to time.

2.           Sales. Each time that the Company wishes to issue and sell Shares hereunder (each, a “Sale”), it will so notify you and propose the terms on which it wishes to make such Sales. If you agree to those terms or, after discussions with the Company, to revised terms (which you may decline to do in your absolute discretion), you will issue to the Company a written notice (a “Sales Notice”) substantially in the form attached as Schedule 1, setting forth the terms under which you are willing to sell Shares, including, without limitation, the maximum number of Shares to be sold, the manner or manners in which Sales are to be made, the date or dates on which such Sales are anticipated to be made, any minimum price below which Sales may not be made, and the capacity in which you may act in selling Shares hereunder (as principal, agent or both). The amount of compensation to be paid by the Company to you with respect to each Sale of Shares (i) made in an at-the-market transaction shall be two and three quarters percent (2.75%), and (ii) in each Sale of Shares effected in negotiated transaction shall be four percent (4%), of the gross proceeds thereof The terms set forth in a Sales Notice will not be binding on the Company or you, as applicable, unless and until the Company delivers written notice of its acceptance of all of the terms of set forth in the Sales Notice (an “Acceptance”); provided, however, that neither the Company nor you will be bound by the terms of a Sales Notice unless the Company delivers to you an Acceptance with respect thereto prior to 4:30 p.m. (New York time) on the Business Day (as defined below) following the Business Day on which the Sales Notice is delivered to the Company. In the event of a conflict between the terms of this Agreement and the terms of a Sales Notice, the terms of the Sales Notice will control.

3.           Sales of Shares by you. Subject to the terms and conditions of this Agreement and the applicable Sales Notice, upon the Acceptance of a Sales Notice, and unless the sale of the Shares described therein has been suspended or otherwise terminated in accordance with the terms of this Agreement, you will use your commercially reasonable efforts consistent with your normal trading and sales practices to sell on behalf of the Company, as agent or principal, such Shares up to the amount specified, and otherwise in accordance with the terms of the applicable Sales Notice. You will provide written confirmation to the Company no later than the opening of the Trading Day (New York time) next following the Trading Day on which you have made a Sale of Shares hereunder setting forth the number of Shares sold on such day, the compensation payable by the Company to you with respect to such Sale, and the Net Proceeds (as defined below) payable to the Company. You may sell Shares (i) by any method permitted by law including in an “at the market” offering as defined in Rule 415 of the Securities Act of 1933, as amended (the Securities Act”), including, without limitation sales made directly on the Nasdaq Global Market (the “Nasdaq”), on any other existing trading market for the Common Stock or to or through a market maker, or (b) in negotiated transactions. Notwithstanding anything to the contrary set forth in this Agreement or a Sales Notice, the Company acknowledges and agrees that (i) there can be no assurance that you will be successful in selling any Shares or as to the price at which any Shares are sold, if at all, and (ii) you will incur no liability or obligation to the Company or any other person or entity if you do not sell any Shares for any reason other than your failure use your commercially reasonable efforts consistent with your normal trading and sales practices to sell Shares as provided under this Section 3. For the purposes hereof, “Trading Day” means any day on which Common Stock is purchased and sold on the principal market on which the Common Stock is listed or quoted.

4.           Suspension of Sales. The Company or you may, upon notice to the other in writing or by telephone  (confirmed  immediately by verifiable facsimile transmission), suspend any Sale of Shares; provided, however, that such suspension shall not affect or impair either party’s obligations with respect to any Shares sold hereunder prior to the receipt of such notice. The Company agrees that no such notice shall be effective against you unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule may be amended from time to time.

5.           Settlement.

(a)           Settlement of Sales of Shares. Unless otherwise specified in the applicable Sales Notice, settlement for a Sale of Shares will occur on the third (3rd) Business Day (or such earlier day as is industry practice for regular-way trading) following the date on which such Sale is made (each a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Shares were sold, after deduction for (i) the commission or other compensation for such sales payable by the Company to you, as the case may be, pursuant to Section 2 or Section 3 hereof, as the case may be, (ii) any other amounts due and payable by the Company to you hereunder pursuant to Section 7(h) hereof, and (iii) any transaction fees or taxes imposed by any governmental or self-regulatory organization in respect of such Sale.

(b)           Delivery of Shares. On each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Shares being sold by crediting your accounts or your designee’s account at The Depository Trust Company through its Deposit Withdrawal Agent Commission System or by such other means of delivery as may be mutually agreed upon by the Company and you and, upon receipt of such Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, you will, on each Settlement Date, deliver the related Net Proceeds in same day funds delivered to an account designated by the Company prior to the Settlement Date. If the Company defaults in its obligation to deliver Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 10 hereto, it will (i) hold you harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to you any commission, discount, or other compensation to which it would otherwise have been entitled absent such default.

6.           Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, you that:

(a)          Registration Statement and Prospectus. The Common Stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the U.S. Securities and Exchange Commission (the “Commission Documents”) since the Company has been subject to the requirements of Section 12 of the Exchange Act, and all of such filings have been made on a timely basis. The Common Stock is currently quoted on the Nasdaq Global Market under the trading symbol “TOPT.” The Company meets the requirements for use of Form F-3 under the Securities Act and the rules and regulations thereunder (“Rules and Regulations”), including but not limited to the transactions requirements for a primary offering made by the issuer set forth in Instruction I.B.1 to Form F-3. The Company has prepared and filed with the Commission a registration statement on Form F-3 (Registration Statement No. 333-127086) with respect to common stock, preferred shares, debt securities, warrants, purchase contracts and units to be offered and sold by the Company, which was declared effective by the Commission on August 18, 2005. Such registration statement, as amended, including any information deemed to be a part thereof at the time of effectiveness pursuant to Rule 430B under the Securities Act is referred to as the “Registration Statement.” The Registration Statement,  including the base prospectus  contained  therein (the “Base Prospectus”)

was prepared by the Company in conformity with the requirements of the Securities Act and all applicable Rules and Regulations. One or more prospectus supplements (the “Prospectus Supplements”, and together with the Base Prospectus and any amendment thereto and all documents incorporated therein by reference, the “Prospectus”) will be prepared by the Company in conformity with the requirements of the Securities Act and all applicable Rules and Regulations and will be filed with the Commission in the manner and time frame required by the Securities Act and the Rules and Regulations. Any amendment or supplement to the Registration Statement or Prospectus required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use its reasonable best efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or threatened by the Commission. Copies of all filings made by the Company under the Securities Act and all Commission Documents that were filed with the Commission have either been delivered to you or made available to you on the Commission’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”). Any reference herein to the Registration Statement, the Prospectus, or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated (or deemed to be incorporated) by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement or Prospectus shall be deemed to refer to and include the filing after the execution hereof of any document with the Commission deemed to be incorporated by reference therein.

(b)          No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, and the Prospectus, on the date of filing thereof with the Commission and at each Settlement Date, conformed or will conform in all material respects with the requirements of the Securities Act and the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus, on the date of filing thereof with the Commission and at each Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by you expressly stating that such information is intended for use in the Registration Statement, the Prospectus, or any amendment or supplement thereto.

(c)          Conformity with Securities Act and Exchange Act. The documents incorporated by reference in the Registration Statement or the Prospectus, or any amendment or supplement thereto, when they became effective under the Securities Act or were filed with the Commission under the Exchange Act, as the case may be, conformed in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Registration Statement or the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform to the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; except that the foregoing will not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by you expressly stating that such information is intended for use in any such document.

(d)          Financial Information. The consolidated financial statements and financial schedules of the Company and the subsidiaries of the Company listed on Schedule 3 hereto (collectively, the “Subsidiaries”, and each, individually, a “Subsidiary”) included in the Company’s most recently filed Annual Report on Form 20-F and in any subsequently filed Report on Form 6-K together with the related notes set forth or incorporated by reference in the Registration Statement and Prospectus (collectively the “Company Financial Statements”), have been and will be prepared in accordance with Regulation S-X under the Securities Act and with United States generally accepted accounting principles consistently applied at the times and during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present and will fairly present the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments).

(e)          Organization. (1) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement and Prospectus; and the Company is duly qualified as a foreign entity to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure, individually or in the aggregate, to be so qualified and be in good standing would not have a material adverse effect on (i) the consolidated business, operations, assets, properties, financial condition, reputation, prospects or results of operations of the Company and its Subsidiaries taken as a whole, (ii) the transactions contemplated hereby or (iii) the ability of the Company to perform its obligations under this Agreement (collectively, a “Material Adverse Effect”).

                              (2)           Each Subsidiary of the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has full corporate power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement and Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified would not have a Material Adverse Effect.

(f)           Subsidiaries. Except as described in the Prospectus, all of the vessels described in the Prospectus as owned by the Company or by a Subsidiary of the Company are owned directly by Subsidiaries of the Company. The Subsidiaries listed on Schedule 3 hereto are the only subsidiaries of the Company and except for the Subsidiaries and as otherwise listed on Schedule 3 hereto, the Company owns no beneficial interest, directly or indirectly, in any corporation, partnership, joint venture, limited liability company or other entity.

(g)          Encumbrances. Each of the Company and its Subsidiaries has (i) good and marketable title to all of the properties and assets owned by it, free and clear of all liens, charges, claims, security interests or encumbrances (collectively, “Encumbrances”), other than Encumbrances that are reflected in the Company Financial Statements and that would not have a Material Adverse Effect, and (ii) possession of all assets and rights under all material leases to which it is party as lessee. All leases and charters to which the Company or any of its Subsidiaries is a party are valid and binding and no material default has occurred and is continuing thereunder, and no event or circumstance that, with the passage of time or giving of notice, or both, would constitute such a material default has occurred and is continuing, and, to the best knowledge of the Company, no defaults by the counterparties exist under any such leases or charters.

(h)          No Improper Practices. (i) Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its Subsidiaries, has, in the past five years, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; (ii) no relationship, direct or indirect, exists between or among the Company or, to the Company’s knowledge, any Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and stockholders of the Company or, to the Company’s knowledge, any Subsidiary, on the other hand, that is required by the Securities Act to be described in the Registration Statement and the Prospectus that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of them, on the one hand, and the directors, officers, stockholders or directors of the Company or, to the Company’s knowledge, any Subsidiary, on the other hand, that is required by the rules of the National Association of Securities Dealers (“NASD”) to be described in the Registration Statement and the Prospectus that is not so described; (iv) neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of this offering or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to U.S. sanctions administered by OFAC; (v) neither the Company nor any of its Subsidiaries has made any contribution or other payment to any official of, or candidate for, any U.S. federal, state or foreign office in violation of any law which violation is required to be disclosed in the Prospectus; and (vi) except as described in the Prospectus, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the Company’s knowledge, any Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them.

  (i)         Investment  Company Act.  Neither the Company nor any of the Subsidiaries, after giving effect to the offering and sale of the Shares, will be an “investment company” or an entity “controlled” by an “investment company”, as such terms are defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).

  (j)         Capitalization.  The Company  has  authorized  and  outstanding capitalization as set forth in the Prospectus under the caption “Capitalization” as of the dates indicated in the Prospectus, and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and have been issued in compliance with all applicable United States federal and state and all applicable foreign securities laws; and all of the issued shares of capital stock of each Subsidiary of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and the shares of such Subsidiary are owned directly or indirectly by the Company, are held free and clear of all Encumbrances

  (k)        The Shares. The Shares have been duly authorized and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued and fully paid and non-assessable, free and clear of all Encumbrances and will be issued in compliance with all applicable United States federal and state and all applicable foreign securities laws; the capital stock of the Company, including the Common Stock, conforms in all material respects to the description thereof contained in or incorporated by reference in the Registration Statement and the Common Stock, including the Shares, will conform to the description thereof contained in the Prospectus as amended or supplemented. Neither the stockholders of the Company, nor any other person or entity have any preemptive rights or rights of first refusal with respect to the Shares or other rights to purchase or receive any of the Shares or any other securities or assets of the Company, and no person has the right, contractual or otherwise, to cause the Company to issue to it, or register pursuant to the Securities Act, any shares of capital stock or other securities or assets of the Company upon the issuance or sale of the Shares.

  (l)        No Material Changes. Neither the Company nor any of its Subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement and the Prospectus any material loss or interference with the business of the Company and its Subsidiaries, taken as a whole, including, without limitation, from fire, explosion, flood or other calamity or damage to any vessel, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree; subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus, (i) there has not been any change, development, or event that has caused, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement and the Prospectus there has not been any material change, on a consolidated basis, in the authorized capital stock of the Company and its Subsidiaries, any material increase in the short-term debt or long-term debt of the Company and its Subsidiaries, on a consolidated  basis, or any Material Adverse Effect, or any development reasonably likely to cause or result in a Material Adverse Effect.

(m)        Legal Proceedings. (1) Except as set forth in the Prospectus, there is no legal, governmental, administrative or other claim, proceeding, investigation, action, suit or inquiry pending, or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or to which the Company or any of its Subsidiaries is or may be a party or to which any property of the Company or any of its Subsidiaries is or may be the subject, or against any officer, director or employee of the Company or any such Subsidiary in connection with such person’s employment therewith that, if determined adversely to the Company or any of its Subsidiaries or such officer, director or employee, could individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect on the general affairs, business, prospects, management, consolidated financial position, stockholders’ equity or results of operations of the Company and its Subsidiaries taken as a whole. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which could have a Material Adverse Effect.

(2) There are no legal, governmental or administrative proceedings, investigations, actions, suits or inquiries or contracts or documents of the Company or any of its Subsidiaries that are required to be described in or filed as exhibits to the Commission Documents, Registration Statement or any of the documents incorporated by reference therein by the Securities Act or the Exchange Act or by the rules and regulations of the Commission thereunder that have not been so described or filed as required by the Securities Act and the Rules and Regulations thereunder.

(n)          Authorization; Enforceability. (1) All necessary action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as rights to indemnification and contribution hereunder may be limited by applicable law and except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether applied in a proceeding in law or equity).

              (2) Executing and delivering this Agreement and the issuance and sale of the Shares and the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not result in (i) a breach or violation of any of the terms and provisions of, or constitute a default under, any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan or credit agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which any of them is bound or to which any of the property of the Company or any of its Subsidiaries is subject, (ii) a violation of the Company’s articles of incorporation or bylaws, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of its properties or (iii) the creation of any material Encumbrance upon any assets of the Company or of any of its Subsidiaries or the triggering, solely as a result of the Company’s execution and delivery of this Agreement, of any preemptive or anti-dilution rights or rights of first refusal or first offer, or any similar rights (whether pursuant to a “poison pill” provision or otherwise), on the part of holders of the Company’s securities or any other person. Neither the Company nor any of its Subsidiaries or affiliates, nor any person acting on its or their behalf, has issued or sold any shares of Common Stock or securities or instruments convertible into, exchangeable for and or otherwise entitling the holder thereof to acquire shares of Common Stock which would be integrated with the offer and sale of the Shares hereunder.

  (o)       Enforceability of Agreements. To the knowledge of the Company, all agreements between the Company and third parties expressly referenced in the Prospectus are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency,  reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles and (ii) the indemnification  provisions of certain agreements may be limited be federal or state securities laws or public policy considerations in respect thereof and except for any unenforceability that, individually or in the aggregate, would not unreasonably be expected to have a Material Adverse Effect.

  (p)       No Violations or Default. Neither the Company nor any of its Subsidiaries is in violation of any provisions of its articles of incorporation, bylaws or any other governing document as amended and in effect on and as of the date hereof or in default (and no event has occurred which, with notice or lapse of time or both, would constitute a default) under any indenture, mortgage, deed of trust, loan or credit agreement or any provision of any instrument or contract to which it is a party or by which it is bound that, individually or in the aggregate, could have a Material Adverse Effect.

  (q)       Compliance with Laws. The Company and its Subsidiaries have not violated and are in compliance with all laws, statutes, ordinances, regulations, rules and orders of each foreign, federal, state or local government and any other governmental department or agency having jurisdiction over the Company and any Subsidiary, and any judgment, decision, decree or order of any court or governmental agency, department or authority having jurisdiction over the Company and any Subsidiary, except for such violations or noncompliance which, individually or in the aggregate, would not have a Material Adverse Effect.

  (r)        Consents and Permits. The Company and its Subsidiaries possess all such licenses, permits, consents, orders, certificates, authorizations, approvals, franchises and rights issued by and have obtained or made all such registrations with the appropriate federal, state, foreign or local regulatory agencies or judicial or governmental bodies that are necessary to conduct their business as described in the Registration Statement and the Prospectus except for licenses, permits, consents, orders, certificates, authorizations, approvals, franchises, rights or registrations, the absence of which, individually or in the aggregate, would not have a Material Adverse Effect; the Company and its Subsidiaries have not received any notice of proceedings or investigations relating to the revocation or modification of any such licenses, permits,  consents, orders, certificates, authorizations, approvals, franchises, rights or registrations which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect. No consent, approval, authorization, permit, or order of, or filing or registration with, any court or governmental or self regulatory agency or body is required for the issue and sale of the Shares and the consummation by the Company of the transactions contemplated by this Agreement, except the filing with the Commission of the Registration Statement (including the Prospectus) and amendments and supplements to the Registration Statement and Prospectus related to the issue and sale of the Shares and such consents, approvals, authorizations, registrations or qualifications as have already been obtained or made or as may be required under state securities or Blue Sky laws;

  (s)        Insurance. On the date hereof, and after the date hereof other than as set forth in the Prospectus, the Company and its Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is prudent, reasonable and customary for companies engaged in similar businesses in similar industries; neither the Company nor any of its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance; all such insurance is outstanding and in full force and effect and neither the Company nor any Subsidiary has received any notice of cancellation or proposed cancellation relating to such insurance.

  (t)        Environmental Laws. (1) On the date hereof, and after the date hereof other than as set forth in the Prospectus, the Company and each of its Subsidiaries have obtained all environmental permits, licenses and other authorizations required by United States federal, state, foreign and local law, and any applicable regulations and standards adopted by the International Maritime Organization, relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), in order to conduct their businesses as described in the Prospectus except where the failure to obtain a particular environmental permit, license, or authorization, has not or could not reasonably be expected to, either individually or in the aggregate, result in a Material Adverse Effect; the Company and each of its Subsidiaries are conducting their businesses in compliance with such permits, licenses and authorizations and with applicable environmental laws, except where the failure to be in compliance would not have a Material Adverse Effect; and, except as described in the Prospectus, the Company is not in violation of any federal, state, foreign or local law or regulation relating to the storage, handling, disposal, release or transportation of hazardous or toxic materials except for such violations or noncompliance which, individually or in the aggregate, would not have a Material Adverse Effect.

(2) In the ordinary course of its business, the Company conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities which, individually or in the aggregate, would not have a Material Adverse Effect.

  (u)       Independent Public Accountant. Each of Ernst & Young (Hellas) Certified Auditors Accountants S.A., which has audited the consolidated  financial statements of the Company and its Subsidiaries for the years ended December 31, 2002, 2003, 2004 and 2005 included or incorporated by reference in the Registration Statement and the Prospectus, and Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. which has audited the consolidated financial statements of the Company and its Subsidiaries for the year ended December 31,

2006,  is an independent registered public accounting firm as required by the Securities Act, the Rules and Regulations and the Exchange Act.

  (v)       Forward-Looking Statements. No forward looking statement within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act contained in the Commission Documents, the Registration Statement or the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

  (w)      Intellectual Property. The Company and each of its Subsidiaries own or possess sufficient legal rights to all patents, trademarks, service marks, tradenames, copyrights, trade secrets, licenses, information and proprietary rights and processes necessary for their respective businesses as now conducted (collectively, the “Company Intellectual Property Rights”) without any conflict with, or infringement of, the rights of others, except where the failure to own or possess such Company Intellectual Property Rights, individually or in the aggregate, would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written communications alleging that the Company or any of its Subsidiaries has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, service marks, tradenames, copyrights, trade secrets or other proprietary rights or processes of any other person or entity. All Company Intellectual Property Rights are enforceable and there is no existing infringement by any person of such Company Intellectual Property Rights. All patent applications that have been filed by the Company or any of its Subsidiaries with the Patent and Trademark Office have been duly filed by the Company or such Subsidiary, as applicable, has taken all actions reasonably necessary to maintain the prosecution of such patent applications.

  (x)        Taxes. (1) The Company was not, for the immediately preceding taxable year, treated as, will not, for the current taxable year, be treated as, and does not anticipate that, for any subsequent taxable year, it will be treated as a “passive foreign investment company,” a “foreign investment company” or a “foreign personal holding company” for United States federal income tax purposes.

(2) The Company has filed all United States federal and state and all applicable local and foreign income tax returns which have been required to be filed, except in any case in which the failure to so file would not have a Material Adverse Effect. All tax liabilities have been adequately provided for in the financial statements of the Company, and the Company does not know of any actual or proposed additional material tax assessments.

(3) The Company has paid all United States federal, state and local and foreign taxes required to be paid and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing would otherwise be delinquent, except, in all cases, for any such tax, assessment, fine or penalty that is being contested in good faith and except in any case in which the failure to so pay would not result in a Material Adverse Effect.

(4) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by you or on your behalf to Greece or the Marshall Islands or any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares to or for the account of you or the sale and delivery by you of the Shares to the purchasers thereof.

  (y)        No Reliance. The Company has not relied upon you or legal counsel for you for any legal, tax or accounting advice in connection with the offering and sale of the Shares.

  (z)        Underwriter Agreements. The Company is not now a party to any agreement with an agent or underwriter for any other “at the market” or continuous equity transaction or negotiated or underwritten public offering.

  (aa)      Disclosure Controls. (1) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), which (i) are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the preparation of the Registration Statement; (ii) have been evaluated for effectiveness as of the date of the filing of the Registration Statement with the Commission; and (iii) are effective in all material respects to perform the functions for which they were established.

(2) The Company (i) makes and keeps accurate books and records and (ii) maintains internal accounting controls which provide reasonable assurance that (A)  transactions  are  executed in  accordance  with  management’s authorization, (B) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets, (C) access to its assets is permitted only in accordance with management’s authorization and (D) the reported accountability for its assets is compared with existing assets at reasonable intervals.

  (bb)     Accounting Controls. Based on the evaluation of its internal controls over financial reporting, the Company is not aware of (i) any significant deficiency or material weakness in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s  ability to record,  process,  summarize and report  financial information; or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

  (cc)     Sarbanes-Oxley Compliance. There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 404 related to internal controls.

  (dd)     Certain Market Activities. The Company has not taken, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of the Common Stock.

  (ee)      Broker Dealer Relationships. Neither the Company nor any of the Subsidiaries or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a NASD member” or “associated person of a NASD member” (within the meaning of Article I of the Bylaws of the NASD).

  (ff)       Finder’s Fees. Neither the Company nor any of the Subsidiaries has incurred any liability for any finder’s fees or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to you pursuant to this Agreement.

  (gg)     No Guarantees. Neither the Company nor any of its Subsidiaries has, or guarantees any securities accorded a rating by any “nationally recognized statistical rating organization,” as such term is defined in Rule 436(g)(2) under the Securities Act.

  (hh)     Labor Disputes. There are no existing or, to the best knowledge of the Company, threatened labor disputes with the employees of the Company or any of its Subsidiaries which are likely to have a material adverse effect on the financial condition and operations of the Company and its Subsidiaries taken as a whole.

  (ii)        Disclosure of Related Party Transactions. There are no relationships or related-party transactions involving the Company or any of its Subsidiaries or any other person required to be described in the Prospectus which have not been described as required.

  7.          Covenants of the Company. The Company covenants and agrees with you that:

  (a)         Registration Statement Amendments. After the date of this Agreement and during the period in which a prospectus relating to the Shares is required to be delivered by you under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will notify you promptly of the time when any subsequent amendment to the Registration Statement has been filed with the Commission and has become effective or any subsequent supplement to the Prospectus has been filed and of any request by the  Commission for any amendment or supplement to the Registration Statement or Prospectus or for additional information; it will prepare and file with the Commission, promptly upon your request, any amendments or supplements to the Registration Statement or Prospectus that, in your reasonable opinion, may be necessary or advisable in connection with the distribution of the Shares by you (provided, however your failure to make such request shall not relieve the Company of any obligation or liability hereunder, or affect your right to rely on the representations and warranties made by the Company in this Agreement); the Company will submit to you a copy of any amendment or supplement to the Registration Statement or Prospectus relating to the Common Stock of the Company or a security convertible into the Common Stock of the Company a reasonable period of time before the filing; and it will furnish to you at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or Prospectus; and the Company will cause each amendment or supplement to the Prospectus to be filed with the Commission as required pursuant to the applicable paragraph of Rule 424(b) of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed.

  (b)        Notice of Commission Stop Orders. The Company will advise you, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission of any stop order suspending the effectiveness of the Registration  Statement,  of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such a stop order should be issued.

  (c)        Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by you under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will comply with all requirements imposed upon it by the Securities Act and by the Rules and Regulations, as from time to time in force, and will file on or before their respective due dates all reports required to be filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 15(d), if applicable, or any other provision of or under the Exchange Act. If during such period any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration  Statement or Prospectus to comply with the Securities Act, the Company will immediately notify you to suspend the offering of Shares during such period and the Company will promptly amend or supplement the Registration Statement or Prospectus (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

  (d)       Listing of Shares. The Company will use commercially reasonable efforts to cause the Shares to be quoted on the Nasdaq Global Market and to qualify the Shares for sale under the securities laws of such jurisdictions as you designate and to continue such qualifications in effect so long as required for the distribution of the Shares; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

  (e)       Delivery of Registration Statement and Prospectus. The Company will furnish to you and your counsel (at the expense of the Company) copies of the Registration Statement, the Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or Prospectus that are filed with the Commission during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as you may from time to time reasonably request and your request, will also furnish copies of the Prospectus to each exchange or market on which sales of Shares may be made.

  (f)        Company Information. The Company will furnish to you for a period of three (3) years from the date of this Agreement such information as reasonably requested by you regarding the Company or its Subsidiaries.

  (g)       Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

  (h)       Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each Prospectus and of each amendment and supplement thereto and each Issuer Free Writing Prospectus (as defined in Section 8 of this Agreement), (ii) the preparation, issuance and delivery of the Shares, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the listing of the Shares on the Nasdaq Global Market and the qualification of the Shares under securities laws in accordance with the provisions of Section 7(d) of this Agreement, including filing fees in connection therewith, (v) the printing and delivery to you of copies of the Prospectus and any amendments or supplements thereto, and of this Agreement, (vi) the fees and expenses incurred in connection with the listing or qualification of the Shares for trading on the Exchange, or (vii) filing fees and expenses, if any, of the Commission and the National Association of Securities Dealers, Inc. Corporate Finance Department or (viii) the cost of publication of a tombstone ad in The Wall Street Journal.

  (i)         Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectus.

  (j)         Sales. Without your written consent, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock (other than the Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Stock, warrants or any rights to purchase or acquire, Common Stock during the period beginning on the fifth (5th) Trading Day immediately prior to the date on which any Acceptance of a Sales

Notice is delivered to you hereunder and ending on the fifth (5th) Trading Day immediately following the final Settlement Date with respect to Shares sold pursuant to such Sales Notice; and without your written consent, the Company will not directly or indirectly in any other “at the market” or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock (other than the Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Stock, warrants or any rights to purchase or acquire, Common Stock prior to the later of the termination of this Agreement and the sixtieth (60th) day immediately following the final Settlement Date with respect to Shares sold pursuant to such Sales Notice; provided, however, that such restrictions will not be applicable to the Company’s issuance or sale of (i) Common Stock, options to purchase shares of Common Stock or Common Stock issuable upon the exercise of options, pursuant to any employee or director (x) stock option or benefits plan, (y) stock ownership plan or (z) dividend reinvestment plan (but not shares subject to a waiver to exceed plan limits in its dividend reinvestment plan) of the Company whether now in effect or hereafter implemented, and (ii) Common Stock issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or outstanding on the date hereof, and disclosed in writing to you.

  (k)       Change of Circumstances. The Company will, at any time during the term of this Agreement, as supplemented from time to time, advise you immediately after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect any opinion, certificate, letter or other document provided to you pursuant to this Agreement.

  (l)        Due Diligence Cooperation. The Company will cooperate with any due diligence review conducted by you or its agents, including, without limitation, providing information and making available documents and senior corporate officers, as you may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) by telephone or at the Company’s principal offices and (ii) during the Company’s ordinary business hours.

  (m)      Required Filings Relating to Sales of Shares. The Company agrees that on such dates as the Securities Act shall require, the Company will (i) file a prospectus supplement with the Commission under the applicable paragraph of Rule 424(b) under the Securities Act (each and every filing under Rule 424(b), a “Filing Date”), which prospectus supplement will set forth, within the relevant period, the amount of Shares sold through you, the Net Proceeds to the Company and the compensation payable by the Company to you with respect to such Shares, and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market.

  (n)       Certificates. On the first Settlement Date hereunder, on each Filing Date and each time that the Registration Statement shall be amended or the Prospectus supplemented (other than a supplement filed pursuant to Rule 424(b) under the Securities Act that contains solely the information confirmed to the Company by you pursuant to Section 7(m) above), the Company shall furnish or cause to be furnished to you forthwith a certificate dated the date of filing with the Commission of such supplement, or other document, or the date of any such amendment to the Registration Statement in the form attached hereto as Exhibit A to the effect that the representations and warranties made by the Company in this Agreement are true and correct on such date as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement or the Prospectus as amended and supplemented to such time) and that the Company has complied with all of the agreements to be performed by it at or prior to such date.

  (o)       Legal Opinions. (1) On such date as you shall request, including, without limitation, on the first Settlement Date hereunder, on each Filing Date, each time that the Registration Statement shall be amended or the Prospectus supplemented (other than a supplement filed pursuant to Rule 424(b) under the Securities Act that contains solely the information confirmed to the Company by you pursuant to Section 7(m) above) and within five (5) Business Days after the Company files an Annual Report on Form 20-F with the Commission, the Company shall furnish or cause to be furnished to you a written opinion of Seward & Kissel LLP, United States counsel for the Company, or other counsel satisfactory to you, in form and substance satisfactory to you. Such opinion shall be rendered to you at the request of the Company and shall state so therein. Notwithstanding the foregoing and except for the initial opinion to be delivered hereunder, in lieu of such opinion to be delivered, counsel may furnish you with a letter to the effect that you may rely on a prior opinion delivered under this Section 7(o)(1) to the same extent as if it were dated the date of such letter.

(2) On such date as you shall request, including, without limitation, on the first Settlement Date hereunder, on each Filing Date, each time that the Registration Statement shall be amended or the Prospectus supplemented (other than a supplement filed pursuant to Rule 424(b) under the Securities Act that contains solely the information confirmed to the Company by you pursuant to Section 7(m) above) and within five (5) Business Days after the Company files an Annual Report on Form 20-F with the Commission, the Company shall furnish or cause to be furnished to you a written opinion of Seward & Kissel LLP, Marshall Islands counsel for the Company, or other counsel satisfactory to you, in form and substance satisfactory to you. Such opinion shall be rendered to you at the request of the Company and shall state so therein. Notwithstanding the foregoing and except for the initial opinion to be delivered hereunder, in lieu of such opinion to be delivered, counsel may furnish you with a letter to the effect that you may rely on a prior opinion delivered under this Section 7(o)(2) to the same extent as if it were dated the date of such letter.

(3) On such date as you shall request, including, without limitation, on the first Settlement Date hereunder, on each Filing Date, each time that the Registration Statement shall be amended or the Prospectus supplemented (other than a supplement filed pursuant to Rule 424(b) under the Securities Act that contains solely the information confirmed to the Company by you pursuant to Section 7(m) above) and within five (5) Business Days after the Company files an Annual Report on Form 20-F with the Commission, the Company shall furnish or cause to be furnished to you a written opinion of Economou & Associates, Greek counsel to the Company, or other counsel satisfactory to you, in form and substance satisfactory to you. Such opinion shall be rendered to you at the request of the Company and shall state so therein. Notwithstanding the foregoing and except for the initial opinion to be delivered hereunder, in lieu of such opinion to be delivered, counsel may furnish you with a letter to the effect that you may rely on a prior opinion delivered under this Section 7(o)(3) to the same extent as if it were dated the date of such letter.

(4) On such date as you shall request, including, without limitation, on the first Settlement Date hereunder, on each Filing Date, each time that the Registration Statement shall be amended or the Prospectus supplemented (other than a supplement filed pursuant to Rule to 424(b) under the Securities Act that contains solely the information confirmed to the Company by you pursuant to Section 7(m) above) and within five (5) Business Days after the Company files an Annual Report on Form 20-F with the Commission, the Company shall furnish or cause to be furnished to you a written opinion of Chrysses Demetriades, Cypriot counsel to the Company, or other counsel satisfactory to you, in form and substance satisfactory to you. Such opinion shall be rendered to you at the request of the Company and shall state so therein. Notwithstanding the foregoing and except for the initial opinion to be delivered hereunder, in lieu of such opinion to be delivered, counsel may furnish you with a letter to the effect that you may rely on a prior opinion delivered under this Section 7(o)(4) to the same extent as if it were dated the date of such letter.

(5) On such date as you shall request, including, without limitation, on the first Settlement Date hereunder, on each Filing Date, each time that the Registration Statement shall be amended or the Prospectus supplemented (other than a supplement filed pursuant to Rule 424(b) under the Securities Act that contains solely the information confirmed to the Company by you pursuant to Section 7(m) above) and within five (5) Business Days after the Company files an Annual Report on Form 20-F with the Commission, the Company shall furnish or cause to be furnished to you a written opinion of Seward & Kissel LLP, Liberian counsel to the Company, or other counsel satisfactory to you, in form and substance satisfactory to you. Such opinion shall be rendered to you at the request of the Company and shall state so therein. Notwithstanding the foregoing and except for the initial opinion to be delivered hereunder, in lieu of such opinion to be delivered, counsel may furnish you with a letter to the effect that you may rely on a prior opinion delivered under this Section 7(o)(5) to the same extent as if it were dated the date of such letter.

  (p)       Comfort Letters. On such date as you shall request, including, without limitation, on the first Settlement Date hereunder, each time that the Registration Statement shall be amended or the Prospectus supplemented to include additional amended financial information or there is filed with the Commission any document  incorporated by reference into the Registration Statement or Prospectus which contains additional amended financial information and within five (5) business days after last day of each fiscal quarter of the Company, the Company shall cause its independent  registered accountants reasonably satisfactory to you, to furnish you letters (the “Comfort Letters”), dated the date of filing of such amendment to the Registration Statement or Prospectus supplement or other document with the Commission, as the case may be, in form and substance satisfactory to you, (i) confirming that they are registered independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants  under Rule 2-01 of Regulation S-X of the Commission, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to you in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration  Statement and the Prospectus, as amended and supplemented to the date of such letter.

  (q)       Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than you.

  (r)       Insurance. The Company and its Subsidiaries shall maintain, or cause to be maintained, insurance in such amounts and covering such risks as is reasonable and customary for companies engaged in similar businesses in similar industries.

  (s)       Compliance with Laws. The Company and each of its Subsidiaries shall maintain, or cause to be maintained, all material environmental permits, licenses and other authorizations required by federal, state and local law in order to conduct their businesses as described in the Prospectus, and the Company and each of its Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in substantial compliance with such permits, licenses and authorizations and with applicable environmental laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations could not reasonably be expected to have a Material Adverse Effect.

  8.         Additional Representations and  Covenants  of  the  Company.

  (a)       Issuer Free Writing Prospectuses. (1) The Company represents that it has not made, and covenants that, unless it obtains the prior written consent of you, it will not make any offer relating to the Shares that would constitute a “free writing prospectus” (as defined in Rule 405 of the Securities Act) (an “Issuer Free Writing Prospectus”) required to be filed by the Company with the Commission or retained by the Company under Rule 433 of the Securities Act; except as set forth in a Sales Notice, no use of any Issuer Free Writing Prospectus has been consented to by you. The Company agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending.

(2) The Company agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectus. In addition, no Issuer Free Writing Prospectus, if any, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by you expressly stating that such information is intended for use therein.

(3) The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectus or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to you and, if requested by you, will prepare and furnish without charge to you an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by you expressly stating that such information is intended for use therein.

  (b)       Non-Issuer Free Writing Prospectus. The Company consents to your use of a free writing prospectus that (a) is not an “issuer free writing prospectus” as defined in Rule 433 under the Securities Act, and (b) contains only (i) information describing the preliminary terms of the Shares or their offering, or (ii) information permitted under Rule 134 under the Securities Act; provided that you covenant with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of you that otherwise would not be required to be filed by the Company thereunder, but for the action of you.

  (c)       Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any offering materials in connection with the offering and sale of the Shares other than the Registration Statement, Prospectus or any Issuer Free Writing Prospectus reviewed and consented to by you and included in a Sales Notice (as described in clause (a)(i) above).

  9.        Conditions to your Obligations. Your obligations hereunder with respect to any Sales will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein and in the applicable Sales Notices, to the due performance by the Company of its obligations hereunder, to your completion of a due diligence review satisfactory to you in your reasonable judgment, and to the continuing satisfaction (or waiver by you in your sole discretion) of the following additional conditions:

  (a)       Registration Statement Effective. The Registration Statement shall have become effective and shall be available for the resale of (i) all Shares issued pursuant to all prior Sales Notices and not yet sold by you and (ii) all Shares contemplated to be issued by the Sales Notice relating to such Sales.

  (b)       No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission or any other federal or state governmental, administrative or self regulatory authority during the period of effectiveness of the Registration Statement, the response to which would require any amendments or supplements to the Registration Statement or the Prospectus; (ii) the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be appropriate.

  (c)       No Misstatement or Material Omission. You shall not have advised the Company that the Registration Statement or Prospectus, or any amendment or supplement thereto, contains an untrue statement of fact that in your opinion is material, or omits to state a fact that in your opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

  (d)      Material Changes. Except as contemplated and appropriately disclosed in the Prospectus, or disclosed in the Company’s reports filed with the Commission, in each case at the time the applicable Sales Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized capital stock of the Company and its Subsidiaries, or any Material Adverse Effect, or any development that may reasonably be expected to cause a Material Adverse Effect, or a downgrading in or withdrawal of the rating assigned to any of the Company’s securities by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities, the effect of which, in your sole judgment (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Shares on the terms and in the manner contemplated in the Prospectus or in any Sales Notices.

  (e)       Certificate. You shall have received the certificate required to be delivered pursuant to Section 7(n) on or before the date on which delivery of such certificate is required pursuant to Section 7(n).

  (f)        Legal Opinions you shall have received the opinions of counsel required to be delivered pursuant Sections 7(o)(1), 7(o)(2), 7(o)(3), 7(o)(4) and 7(o)(5) on or before the date on which such delivery of such opinion is required pursuant to Sections 7(o)(1), 7(o)(2), 7(o)(3), 7(o)(4) and 7(o)(5).

  (g)       Comfort Letters. You shall have received the Comfort Letter required to be delivered pursuant Section 7(p) on or before the date on which such delivery of such letter is required pursuant to Section 7(p).

  (h)       Approval for Listing; No Suspension. The Shares shall have been duly listed, subject to notice of issuance, on the Nasdaq Global Market, and trading in the Common Stock shall not have been suspended on such market.

  (i)        Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(n), the Company shall have furnished to you such appropriate further information,  certificates, opinions and documents as you may reasonably request. All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof. The Company will furnish you with such conformed copies of such opinions, certificates, letters and other documents as you shall reasonably request.

  (j)        Securities Act Filings Made. All filings with the Commission required by Rule 424 under the Securities Act to have been filed prior to the issuance of any Sales Notice hereunder shall have been made within the applicable time period prescribed for such filing by Rule 424.

  (k)       No Termination Event. There shall not have occurred any event that would permit you to terminate this Agreement pursuant to Section 12(a).

  10.       Indemnification and Contribution.

  (a)       The Company agrees: (1) to indemnify and hold harmless you and each person, if any, who controls you within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, claims, damages or liabilities to which you or any such controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 443(d) under the Securities Act, or any amendment or supplement to the Registration Statement or the Prospectus,  or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Shares under the securities laws thereof or filed with the Commission, (ii) the omission or alleged omission to state in the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 443(d) under the Securities Act, or any amendment or supplement to the Registration Statement or the Prospectus, or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Shares under the securities laws thereof or filed with the Commission, a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made or (iii) any breach by the Company of any of its representations, warranties and agreements contained in this Agreement; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission made in the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 443(d) under the Securities Act, or any amendment or supplement to the Registration Statement or the Prospectus, or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Shares under the securities laws thereof or filed with the Commission, in reliance upon and in conformity with written information furnished to the Company by or through you specifically for use therein.

(2) to reimburse you and each such controlling person upon demand for any legal or other out-of-pocket expenses reasonably incurred by you or such controlling person in connection with investigating or defending any such loss, claim, damage or liability, action or proceeding or in responding to a subpoena or governmental inquiry related to the sale of the Shares, whether or not you or such controlling person is a party to any action or proceeding. In the event that it is finally judicially determined that you were not entitled to receive payments for legal and other expenses pursuant to this subparagraph, you will promptly return all sums that had been advanced pursuant hereto.

  (b)       You will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Registration Statement, and each person, if any, who controls the Company within the meaning of the Securities Act, against any losses, claims, damages or liabilities to which the Company or any such director, officer, or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 443(d) under the Securities Act, or any amendment or supplement to the Registration Statement or the Prospectus,  or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Shares under the securities laws thereof or filed with the Commission, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made; and will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, or controlling person in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; provided, however, that you will be liable in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission has been made in the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 443(d) under the Securities Act, or any amendment or supplement to the Registration Statement or the Prospectus, or in any application or other document executed by or on behalf of the Company or based on written information furnished by the Company filed in any jurisdiction in order to qualify the Shares under the securities laws thereof or filed with the Commission reliance upon and in conformity with written information furnished to the Company by or through you specifically for use therein. This indemnity agreement will be in addition to any liability which you may otherwise have.

  (c)       In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 10, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing. No indemnification provided for in Section 10(a) or (b) shall be available to any party who shall fail to give notice as provided in this Section 10(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, but the failure to give such notice shall not relieve the indemnifying party or parties from any liability which it or they may have to the indemnified party for contribution or otherwise than on account of the provisions of Section 10(a) or (b). In case any such proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party and shall pay as incurred the fees and disbursements of such counsel related to such proceeding. In any such proceeding,  any indemnified party shall have the right to retain its own counsel at its own expense. Notwithstanding the foregoing, the indemnifying party shall pay as incurred (or within 30 days of presentation) the fees and expenses of the counsel retained by the indemnified party in the event (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party shall have failed to assume the defense and employ counsel acceptable to the indemnified party within a reasonable period of time after notice of commencement of the action. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties. Such firm shall be designated in writing by you in the case of parties indemnified pursuant to Section 10(b) and by the Company in the case of parties indemnified pursuant to Section 10(a). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. In addition, the indemnifying  party will not, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment in any pending or  threatened  claim,  action or  proceeding  of which indemnification may be sought hereunder (whether or not any indemnified party is an actual or potential party to such claim, action or proceeding) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action or proceeding.

  (d)       To the extent the indemnification provided for in this Section 10 is unavailable to or insufficient to hold harmless an indemnified party under Section 10(a) or (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and you on the other from the sale of the Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and you on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and you on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total compensation received by you from the sale of Shares on behalf of the Company. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or you on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

  The Company, and you agree that it would not be just and equitable if contributions pursuant to this Section 10(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 10(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section 10(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), (i) you shall not be required to contribute any amount in excess of the compensation received by you from the sale of Shares on behalf of the  Company,  and (ii) no person  guilty of  fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

  (e)       In any proceeding relating to the Registration Statement,  the Prospectus, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 443(d) under the Securities Act, or any amendment or supplement to the Registration Statement or the Prospectus, or in any application or other document executed by or on behalf of the Company or based on written information furnished by the Company filed in any jurisdiction in order to qualify the Shares under the securities laws thereof or filed with the Commission, each party against whom contribution may be sought under this Section 10 hereby consents to the jurisdiction of any court having jurisdiction over any other contributing party, agrees that process issuing from such court may be served upon it by any other contributing party and consents to the service of such process and agrees that any other contributing party may join it as an additional defendant in any such proceeding in which such other contributing party is a party. The agent for service of process to the Company is Seward & Kissel LLP, New York, New York (the “Authorized Agent”).

  (f)        Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under this Section 10 shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred. The indemnity and contribution agreements contained in this Section 10 and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect,  regardless of (i) any investigation made by or on behalf of you or any person controlling you, the Company, its directors or officers or any persons controlling the Company, (ii) acceptance of any Shares and payment therefor hereunder, and (iii) any termination of this Agreement. A successor to you, or any person controlling you, or to the Company, its directors or officers, or any person controlling the Company, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Section 10.

  11.       Representations and Agreements to Survive Delivery. All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by you or on your behalf, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Shares and payment therefor, or (iii) any termination of this Agreement.

  12.       Termination.

  (a)       You have the right by giving notice as hereinafter specified at any time to terminate this Agreement if any of the following has occurred: (i) any Material Adverse Effect has occurred, or any development that is reasonably expected to cause a Material Adverse Effect has occurred which, in the reasonable judgment of you, may materially impair the investment quality of the Shares; (ii) any outbreak or escalation of hostilities or declaration of war or national emergency or other national or international calamity or crisis or change in economic or political conditions if the effect of such outbreak, escalation, declaration, emergency, calamity, crisis or change on the financial markets of the United States would, in your judgment, make it impracticable or inadvisable to market the Shares or to enforce contracts for the sale of the Shares; (iii) suspension of trading in securities generally on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Stock Market or limitation on prices (other than limitations on hours or numbers of days of trading) for securities on either the New York Stock Exchange or the American Stock Exchange; (iv) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority which in your opinion materially and adversely affects or may materially and adversely affect the business or operations of the Company; (v) the declaration of a banking moratorium by United States or New York State authorities; (vi) any downgrading, or placement on any watch list for possible downgrading, in the rating of any of the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Exchange Act); (vii) the suspension of trading of the Shares by the Nasdaq Global Market, the Commission, or any other governmental authority or; (viii) the taking of any action by any governmental body or agency in respect of its monetary or fiscal affairs which in your reasonable opinion has a material adverse effect on the securities markets in the United States. The provisions of Section 7(h), Section 10, Section 11, Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination of the Agreement pursuant to this Section 12(a).

  (b)       If any of the covenants provided for in Sections 7 and 8 shall not have been fulfilled when and as required by this Agreement to be fulfilled by the Company, you may terminate your obligations hereunder by giving notice to the Company as hereinafter specified. The provisions of Section 7(h), Section 10, Section 11, Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination of the Agreement pursuant to this Section 12(b).

  (c)        The Company shall have the right, by giving twenty (20) days’ notice to you as hereinafter specified to terminate this Agreement in its sole discretion at any time following the period of six (6) months after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(h), Section 10, Section 11, Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination.

  (d)       In addition to, and without limiting your rights under Section 12(a), you shall have the right, by giving twenty (20) days’ notice to the Company as hereinafter specified to terminate this Agreement in your sole discretion at any time following the 30th day after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(h), Section 10, Section 11, Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination.

  (e)        This Agreement shall remain in full force and effect unless terminated pursuant to Sections 12(a), 12(b), 12(c) or 12(d) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Section 7(h), Section 10, Section 11, Section 17 and Section 18 shall remain in full force and effect.

  (f)         If either of the parties elect to terminate this Agreement pursuant to Sections 12(a), 12(b), 12(c) or 12 (d) above, the terminating party shall provide the other party the required notice as specified in Section 13 (Notices). Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by you or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any Sale of Shares, such Shares shall settle in accordance with the provisions of this Agreement.

  13.       Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to you, shall be delivered to Deutsche Bank Securities Inc., 60 Wall Street, 44th Floor, New York, New York 10005 (telefax: 212-797-9344) Attention: Syndicate Manager with a copy to Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178, fax no. (212) 309-6001, Attention: Stephen P. Farrell, Esq.; or if sent to the Company, shall be delivered to 1 Vas. Sofias & Meg. Alexandrou str., Maroussi 151 24, Athens, Greece (telefax: 011 30 210 6141 203); Attention: Chief Executive Officer, with a copy to Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, fax no. (212) 480-8421, Attention: Gary J. Wolfe, Esq. Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., eastern time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested,  postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which the Nasdaq Stock Market and commercial banks in The City of New York are open for business.

  14.       Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and you and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 10 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party, provided, however, that you may assign your rights and obligations hereunder to an affiliate of yours without obtaining the Company’s consent.

  15.       Adjustments for Stock Splits. The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

  16.       Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Sales notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and you. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held  invalid,  illegal or  unenforceable,  the  validity,  legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

  17.       Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed the Authorized Agent upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by you or by any person who controls you, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

  18.       Waiver of Jury Trial. The Company and you hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this agreement or any transaction contemplated hereby.

  19.       Absence of Fiduciary Duties. The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. The Company acknowledges that you are an independent contractor and have not been engaged by the Company to provide, and have not provided, financial advisory services in connection with the terms of the offering and sale of the Shares nor have you assumed at any time a fiduciary relationship or any other position of higher trust with respect to the Company in connection with such offering and sale. The parties also acknowledge that the provisions of this Agreement fairly allocate the risks of the transactions contemplated hereby among them in light of their respective knowledge of the Company and their respective abilities to investigate its affairs and business in order to assure that full and adequate disclosure has been made in the Registration Statement and the Prospectus (and any amendments and supplements thereto). The Company hereby waives, to the fullest extent permitted by law, any claims it may have against you for breach of fiduciary duty or alleged breach of fiduciary duty and agrees you shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of Company.

  20.       Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile transmission.

[Remainder of Page Intentionally Blank]

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Sales Agreement in the space provided below.

Very truly yours,

TOP TANKERS INC.

By:
Stamatis N. Tsantanis
Chief Financial Officer

ACCEPTED as of the date first-above written:

DEUTSCHE BANK SECURITIES INC.

By:
Name:
Title:

By:
Name:
Title: Managing Director

[Signature page to the Sales Agreement]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP TANKERS INC.

Dated: June 13, 2007

	By:	/s/ Stamatis N. Tsantanis
	Name:	Stamatis N. Tsantanis
	Title:	Chief Financial Officer

SK 23116 0001 778657